



Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH MAY 31, 2006



1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

   1.1 Update A.02 to the 2005 Reference Document for 2005, registered with the AMF on May 22, 2006.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   2.1 Publication relating to the issuance of bonds indexed on four international indices, dated May 8, 2006.

   2.2 Summary of assets and liabilities as at March 31, 2006, published on May 15, 2006.

3. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   3.1 Materials relating to the EUR 25,000,000,000 Euro Medium Term Note Programme.

   A. Final Terms relating to the issuance of EUR 10,000,000 Callable Floating Rate Notes due December 2015, dated December 15, 2005.

   B. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due December 2007, dated December 15, 2005.

4. OTHER PUBLIC DISCLOSURE

   4.1 Press releases through May 31, 2006.

   4.2 Presentation entitled "2006 first quarter results", dated May 2006.

   4.3 Declarations by Crédit Agricole listing transactions in its own shares:

   A. Declaration regarding transactions on April 24, 2006 and May 3, 2006, registered with the AMF on May 5, 2006.

   B. Declaration regarding transactions between May 9, 2006 and May 10, 2006, registered with the AMF on May 12, 2006.

Exhibit 1.1

Update A.02 to the 2005 Reference Document for 2005

May 22, 2006

Please see attached.

Crédit Agricole S.A.: Update A.02 the 2005 Shelf-registration document (D.06-0188)



RECEIVED
2006 JUN 22 A 11:00
FFICE OF INTERNATIONAL
CORPORATE FINANCE
Update A.02
Financial Review
at 31 March 2006
Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Contents

AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 22 May 2006, in accordance with Article 212-13 of the AMF's Internal Regulations. It supplements the shelf-registration document filed with the AMF on 30 March 2006 under registration number D.06-0188. It may not be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1- Financial review at 31 March 2006 of Crédit Agricole S.A.

1.1. 2006 first quarter results

> **Press release**

On 17 May 2006, Crédit Agricole S.A. announced its consolidated results for the first quarter of 2006.

Excellent results in the first quarter of 2006

- **Gross operating income** — **€1,502 million (+46.7%)**
- **Net income (Group share)** — **€1,385 million (+53.0%)**
- **Cost/income ratio** — **62.4% (-5.9 points)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 16 May 2006 to review the accounts for the first quarter of 2006.

Net income (Group share) was €1,385 million, up 53.0% on the first quarter of 2005. This performance reflects solid growth in gross operating income (+46.7%), persistently low risk-related costs and a significant increase (+44.6%) in the contribution from equity affiliates.

French Retail Banking remained strong and benefited from reversals of provisions related to home purchase savings plans. In a highly favourable climate, Asset gathering turned in an excellent sales momentum. Growth in Specialised Financial Services continued, particularly abroad, and Corporate and Investment Banking reported excellent results for the quarter, mainly reflecting Calyon's ability to take full advantage of its expanded customer base and very healthy market conditions.

*

*   *

At the end of the Board meeting, Chief Executive Georges Pauget noted *"that results had reached an all-time high in the first quarter of 2006 reflecting an improvement of performances in each of the Group's business lines in an exceptionally favourable environment".*

Chairman René Carron said: *"Crédit Agricole S.A.'s remarkable overall performance in the first quarter of 2006 surpassed targets under the development plan. These results, which were aided by favourable business conditions, attest to the viability of our policy of controlled growth".*

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) for the first quarter of 2006 came to €1,385 million, an increase of 53.0% compared with the same period in 2005.

This performance, which was achieved in a healthy environment for most business lines, reflects robust business growth. Net income was also buoyed by persistently low risk-related costs and favourable environmental factors, such as reversals of provisions following outflows of funds from home purchase savings plans due to tax reasons (€150 million) and the exceptionally high contribution from one listed equity affiliate (€70 million).

Gross operating income* was €1,502 million, 46.7% higher than in the first quarter of 2005 (+ 28.2% except home purchase savings plans impacts). This sharp increase was driven by:

- a 23.6% advance in **net banking income** to €3,995 million (+ 17.7% except home purchase savings plans impacts), fed by an excellent level of business in all sectors, particularly in corporate and investment banking and in asset management;
- well controlled **operating expenses**, which moved up 12.9% to €2,493 million, owing to robust business expansion.

As a result, the **cost/income ratio*** improved appreciably. It contracted by 5.9 percentage points to 62.4%.

Risk-related costs remained low at €127 million, down 8% on the same period in 2005.

The contribution from equity affiliates advanced by 44.6% from €388 million to €561 million. Most of this rise was due to the 31.1% jump in the Regional Banks' earnings contribution, which came to €310 million (against €236 million) and to the inclusion of Eurazeo's 2005 income, which was exceptionally high at €70 million. Without this contribution, the result from equity affiliates showed an increase of 26.5%.

Pre-tax income* came to €1,954 million, an increase of 58.9% on the same year-ago period.

Net income (Group share) was €1,385 million, yielding annualised ROE of 20.1%. Without home purchase savings plans impacts and Eurazeo, the net income (Group share) increase was 28.6%.

In € millions	Q1-06	Q1-05	Variation Q1/Q1
Net banking income	**3,995**	**3,233**	**+23.6%**
Operating expenses	(2,493)	(2,209)	+12.9%
Gross operating income*	**1,502**	**1,024**	**+46.7%**
Risk-related costs	(127)	(138)	(8.0%)
Equity affiliates	561	388	+44.6%
Net gain (loss) on disposal of other assets	18	5	x 3.6
Integration-related costs		(49)	n.m.
Tax	(471)	(258)	+82.6%
Net income	**1,483**	**972**	**+52.6%**
Net income (Group share)	**1,385**	**905**	**+53.0%**
Income before tax*	**1,954**	**1,279**	**+52.8%**
Cost/income ratio*	**62.4%**	**68.3%**	**(5.9pp)**
ROE	**20.1%**		

* In 2005, before integration-related costs

RESULTS BY BUSINESS LINE

The pre-tax income contribution from the Crédit Agricole S.A. Group's six business lines improved significantly during the first quarter (+33.7%).

1. FRENCH RETAIL BANKING

1.1. - CRÉDIT AGRICOLE REGIONAL BANKS

During the first quarter of 2006, the Regional Banks sustained strong business momentum in their various markets, primarily due to the new commercial ranges reflecting the new positioning.

On- and off-balance sheet customer deposits advanced by 6.9% year-over-year, at about the same rate as during the previous year. Deposits outstanding stood at €460.5 billion at 31 March 2006.
Bank deposits outstanding moved up slightly due to an increase in passbook deposits (+8.0%), term accounts and certificates (+12.4%) and sight deposits (+5.3%). This offset the 2.9% fall in home purchase savings plans resulting from the change in the tax treatment for this type of product, which makes it less advantageous for savers.
The surge in **off-balance sheet deposits** was fed by strong securities deposits, which benefited from a very high level of inflows (funds shifted form home purchase savings plans), favourable equity market trends (mutual funds up 16.0%; equities up 30%) and robust growth in in-force life insurance (+13.9%).

Loans registered persistently strong growth in terms of both production (+18.3%) and outstandings (+10.7%). **Lending** rose to €15.6 billion, including €8.5 billion in residential mortgage loans, a 22.7% increase on the first quarter of 2005. Consumer loan production (+18%) was also sharply higher than in Q1-2005.

Loans outstanding stood at €273 billion at 31 March 2006, reflecting growth of 10.7% compared with 8.7% in the same year-ago period. While growth in loans outstanding continued to be driven in large part by residential mortgages (+15.1% over one year), it was also fuelled by loans to corporates and small businesses (+6.4%) and local authorities (+10.2%).

Gross operating income for the Regional Banks, based on aggregate figures adjusted for dividends and other received from Crédit Agricole S.A., was €1,466 million, a year-over-year increase of 29%, owing to two favourable factors:
- A 13.9% rise in **net banking income**. This growth took into account the impact from home purchase savings plans (€170 millions); excluding this impact, net banking income advanced by 7.8% compared to the first quarter of 2005 which was a low reference.
- A controlled increase in expenses, which advanced by 3.4% to €1,689 million.

Credit risk-related costs came to €163 million, amounting to 16bp of total loans outstanding compared with 22bp one year earlier.

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income advanced by 37.4% to €248 million. Excluding the impact of home purchase savings plans, their contribution advanced by 22.1%.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net income accounted for at equity (25%)	**210**	**151**	**+39.3%**
Change in share of reserves	100	85	+17.7%
Contribution of equity affiliates	310	236	+31.1%
Tax*	(62)	(56)	+10.7%
Net income	**248**	**180**	**+37.4%**

** Tax impact of dividends received from the Regional Banks*

1.2. – LCL

LCL enjoyed excellent momentum during the first quarter of 2006, with a substantial growth in both new deposits and lending. Passbook savings deposits were up sharply, with a 20.1% jump over one year. New life insurance business surged by 31% compared with the first quarter of 2005 and business in force expanded by 11% to €33.8 billion euros. **On- and off-balance sheet deposits** advanced by 7.8% (vs. +5.7% in Q1-2005) to €129.7 billion.

Loans outstanding rose sharply, by 13.2% to €55.9 billion at 31 March 2006, owing to very strong loan production, particularly in the residential mortgage segment, which benefited from the healthy property market in urban areas, with quarterly production reaching an all-time high of €3.8 billion, and solid growth in medium- and long-term lending (+43% to Small Business customers, +47% for Corporate Customers).

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**939**	**837**	**+12.2%**
Operating expenses	(641)	(627)	+2.4%
Gross operating income	**298**	**210**	**+41.5%**
Risk-related costs	(36)	(41)	(14.0%)
Pre-tax income	**262**	**169**	**+55.2%**
Tax	(79)	(51)	-
Net income	**183**	**118**	**+55.2%**
Cost/income ratio	**68.3%**	**74.9%**	**(6.6pp)**

Gross operating income surged by 41.5% to €298 million in the first quarter of 2006. **Net banking income** advanced by 12.2% to €939 million, including reversals from provisions for home purchase savings plans. Excluding this impact, net banking income and gross operating income were up 4.4% and 10.8% respectively. Fee income advanced by 8%, driven by financial investments (life insurance and securities), which benefited from healthy markets and the new tax laws for home purchase savings plans. In the Corporate market, the solid performance in Corporate Finance generated a 40% increase in arranging fees over the quarter.

Operating costs were tightly controlled despite strong growth in business and edged up 2.4%.

Risk-related costs remained low and declined by 14% year-over-year. Risk-related costs as a percentage of risk-weighted assets stood at 35 basis points, compared with 37 basis points in the first quarter of 2005.

Net income for the quarter came to €183 million, a rise of 55.2% over the period.

2. SPECIALISED FINANCIAL SERVICES

Business in this area remained strong during the first quarter of 2006, particularly abroad. This business line registered a further growth in its net income.

Consumer finance production was appreciably higher than in the first quarter of 2005 (+16.3%), owing to a robust 26.4% increase in international markets, with a remarkable performance in Italy, where Agos Itafinco registered a 43% jump. Sofinco is a leader in online consumer credit, with 37% of loan applications submitted online.

Consumer finance outstandings rose by 16.1% over one year to €38 billion. Outstandings abroad accounted for 36% of the total and advanced by 37.8%.

Lease finance outstandings were stable in a climate of slack capital expenditure. Business was stronger abroad, however, particularly in Poland, where EFL registered strong growth in the equipment sector.

The factoring business continued to expand, with factored receivable up 11.2% to €7.9 billion, including €2.7 billion generated abroad, mainly in Germany and the UK.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**645**	**603**	**+7.1%**
Operating expenses	(344)	(324)	+6.4%
Gross operating income*	**301**	**279**	**+7.8%**
Risk-related costs	(102)	(97)	+4.4%
Operating income*	**199**	**182**	**+9.7%**
Equity affiliates	1	1	n.m.
Pre-tax income*	**200**	**183**	**+9.4%**
Tax	(67)	(57)	+16.9%
Net income*	**133**	**126**	**+6.0%**
Cost/income ratio*	**53.4%**	**53.7%**	**(0.3 pp)**

** In 2005, before integration-related costs*

Operating income rose by 9.7% to €199 million, on the back of a 7.8% advance in **gross operating income** to €301 million and a very modest 4.4% increase in risk-related costs to €102 million.

Pre-tax income on ordinary activities came to €200 million, up 9.4% year-on-year. Net income was €133 million, up 6%.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The division turned in an excellent first quarter, with a strong improvement in its commercial performance and results: new inflows were very high, with aggregate assets under management (excluding double counting) rising by 37.7% over one year to €593 billion (+23.6% excluding the impact of Nextra) and net income advancing by 30.1% to €377 million.

In Asset Management, new inflows were remarkably high at €22.7 billion over the quarter. This performance was due mainly to the success of specialised funds (VaR range) with institutional investors and transfers of funds from home purchase savings plans.
Assets under management were up 40% over one year (23.6% on a like-for-like basis). With the acquisition of 65% of Nextra, the percentage of AUM abroad rose to 22% from less than 9% a year earlier. Furthermore, alternative investment is expanding rapidly and accounted for 12% of the portfolio in the first quarter of 2006 compared with 7% in the same year-ago period.

In **Private Banking,** the quarter was marked by a high level of business in a favourable market environment. After the completion of the mergers (mainly in Switzerland and Luxembourg) and a better cooperation in France with BGPI and the Regional Banks, net new inflows ran high (+ €2.5bn) contributing to an appreciable 16.7% rise of private wealth under management over one year, on a like-for-like basis.

Life Insurance sustained its growth momentum and turned in a very handsome performance over the quarter. Premium income surged 50.8% to €7.9 billion. It was buoyed by transfers from funds from home purchase savings plans. The unit-linked product inflows jumped by 98% and accounted for 17.1% of savings inflows compared with 13.4% in the first quarter of 2005. In this respect, the success of Predissime 9 is worth noting: the product attracted over €1bn in funds over the quarter. Business in force expanded by 13.3%. The policies offered by Predica won many awards, including commendations for eight provident schemes from *Dossiers de l'Epargne,* six

awards from *Le Revenu* magazine and three 'life insurance' prizes for PERP personal pension plans from *Journal des Finances*

Nonlife Insurance (Pacifica and Finaref) registered solid growth in the first quarter, with over 250,000 policies written and a 21.7% increase in premium income to €535 million. Products and distribution networks are undergoing constant adjustments, for example, with the roll-out through LCL, the new auto range, the enhanced healthcare offering. Furthermore, claims ratios are still highly satisfactory.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**979**	**777**	**+25.9%**
Operating expenses	(431)	(338)	+27.4%
Gross operating income*	**548**	**439**	**+24.7%**
Risk-related costs	1	-	n.m.
Equity affiliates	9	10	(9.4%)
Pre-tax income*	**558**	**449**	**+24.4%**
Tax	(181)	(159)	+13.9%
Net income *	**377**	**290**	**+30.1%**
Cost/income ratio*	**44.0%**	**43.5%**	**+0.5 pp**

* *In 2005, before integration-related costs*

The strong commercial performance across all segments within the business line was reflected in a handsome 25.9% advance in **net banking income** and similar growth in operating income (+24.7%).

Net income for the business line came to €377 million, an increase of 30.1% compared with the first quarter of 2005.

4. CORPORATE AND INVESTMENT BANKING

Corporate and Investment Banking turned in an excellent performance, with net income 59.2% higher than in the first quarter of 2005.

In addition, the business line's revenues reached an all-time high in the first quarter of 2006.

This performance reflects Calyon's ability fully to take advantage of the tightly knit coverage of its worldwide network and the continued expansion of its customer base, as well as from healthy international market conditions.

In € millions	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**1,394**	**1,033**	**+35.0%**	**+30.8%**
Operating expenses	(820)	(678)	+21.0%	+18.2%
Gross operating income*	**574**	**355**	**+61.8%**	**+54.8%**
Risk-related costs	-	14	n.m.	
Equity affiliates	50	22	x2.3	
Net gain (loss) on disposal of other assets	-	4	n.m.	
Pre-tax income*	**624**	**395**	**+58.2%**	
Tax	(145)	(94)	+54.7%	
Net income*	**479**	**301**	**+59.2%**	
Cost/income ratio*	**58.8%**	**65.6%**	**(6.8pt)**	

* *In 2005, before integration-related costs*
** *Like-for-like and at constant exchange rates*

Net banking income rose by 35% year-over-year, reaching a record quarterly high of €1,394 million. This performance was achieved in a favourable climate. It reflects robust expansion in the worldwide customer base (institutional and corporate clients) and the development of cross selling, primarily due to broadening the product range offered in each marketplace.

The growth of operating expenses was moderate according to the high business level and investment and as a result, **gross operating income** was €574 million, up 61.8% on the first quarter of 2005. As a consequence, the cost/income ratio improved significantly to 58.8%, a drop of 6.8 percentage points.

Net income for the business line came to €479 millions, a 59.2% year-over-year increase.

Financing activities

In € million	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**484**	**423**	**+14.4%**	**+11.0%**
Operating expenses	(209)	(202)	+3.5%	+1.0%
Gross operating income*	**275**	**221**	**+24.4%**	**+20.2%**
Risk-related costs	-	13	n.m.	
Equity affiliates	49	22	x2.2	
Pre-tax income*	**324**	**256**	**+26.6%**	
Tax	(70)	(58)	+20.3%	
Net income*	**254**	**198**	**+28.4%**	
Cost/income ratio	**43.2%**	**47.7%**	**(4.5pp)**	

** In 2005, before integration-related costs*
*** Like-for-like and at constant exchange rates*

Financing activities contributed €254 million to net income, an increase of 28.4%.

Business was healthy on the whole, with a 14.4% advance in **net banking income** despite persistently high market liquidity.

In structured finance, most of the impetus came from acquisition finance, property and telecoms. In international commercial banking, growth was fed by the strengthening of Calyon's positions in its main markets.

Operating costs were tightly controlled (+3.5%). **Gross operating income** moved up 24.4% and the **cost/income ratio** was 43.2% – a 4.5 percentage point improvement on the first quarter of 2005.

Financing activities benefited of a favourable counterparties'risk environment: risk-related costs over the quarter were nil.

Capital markets and investment banking

In € million	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**910**	**610**	**+49.2%**	**+44.6%**
Operating expenses	(611)	(476)	+28.4%	+25.5%
Gross operating income*	**299**	**134**	**x2.2**	**x2.1**
Risk-related costs	-	1	n.m.	
Equity affiliates	1	-	n.m.	
Net gain (loss) on disposal of other assets	-	4	n.m.	
Pre-tax income*	**300**	**139**	**x2.2**	
Tax	(75)	(36)	x2.1	
Net income*	**225**	**103**	**x2.2**	
Cost/income ratio*	**67.1%**	**78.1%**	**(11.0pp)**	

** In 2005, before integration-related costs*
*** Like-for-like and at constant exchange rates*

Capital markets and investment banking sustained robust growth during the first quarter of 2006 (up 49.2% on the same year-ago period, up 28% on the fourth quarter of 2005). Operating performance improved dramatically, confirming the strength of Calyon's systems and the solid footing it has developed in all of its markets.

In **capital markets,** income was higher across nearly all product lines, with pronounced increases in interest derivatives, securitization and structured interest rate products.

In **brokerage**, each of the three brokerage firms (CLSA, CA Cheuvreux and Calyon Financial) turned in an exceptional performance, with GOI more than doubling compared with the first quarter of 2005 in a healthy market environment.

In **investment banking**, business was healthy and benefited from meaningful mandates (SDMO, ASF ...).

Gross operating income was €299 million, 2.2x higher than in the first quarter of 2005.

The **cost/income ratio** contracted by 11 percentage points to 67.1%.

In all, Corporate and Investment Banking's contribution to net income was multiplied by 2.2 to €225 million.

5. INTERNATIONAL RETAIL BANKING

The first quarter of 2006 reflects the inception of the 2006-2008 development plan, which calls for substantially expanding this business line. It was an active period for acquisitions. In January, Crédit Agricole S.A. announced the acquisition of the Egyptian retail bank Egyptian American Bank, followed by the purchase of a controlling interest in the life and nonlife bancassurance subsidiaries of the BES group in Portugal in February and the acquisition of Index Bank in Ukraine in March.

A large part of income in International Retail Banking was derived from its share of income of equity affiliates, which came to €120 million. The main contributor was Banca Intesa, which enjoyed a good quarter, while BES results (+ 35%) were impacted by the harmonisation of methods to cover BES liabilities for retirement benefits with those of the Group. The business line's net income was €128 million.

In € millions	Q1-06	Q1-05	Δ Q1-Q1
Net banking income	**92**	**63**	**+46.3%**
Operating expenses	(77)	(53)	+47.4%
Gross operating income	**15**	**10**	**+40.6%**
Risk-related costs	(4)	(2)	n.m.
Equity affiliates	120	123	(2.3%)
Net gain (loss) on disposal of other assets	-	(3)	n.m.
Pre-tax income	**131**	**128**	**+1.9%**
Tax	(3)	(1)	n.m.
Net income	**128**	**127**	**+0.9%**
Cost/income ratio	**83.9%**	**83.2%**	**+0.7 pp**

6. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The loss contributed by Proprietary Asset Management contracted from €138 million in the first quarter of 2005 to €65 million in the first quarter of 2006. This improvement was due mainly to:

- the Private Equity business, which generated net banking income of €37.8 million compared with €17.2 million in the first quarter of 2005;
- inclusion of the 2005 net income of the listed equity affiliate Eurazeo.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**(54)**	**(80)**	**(32.0%)**
Operating expenses	(179)	(190)	(5.8%)
Gross operating income*	**(233)**	**(270)**	**(13.6%)**
Risk-related costs	13	(11)	n.m.
Equity affiliates	71	(4)	n.m.
Net gain (loss) on disposal of other assets	18	4	n.m.
Pre-tax income*	**(131)**	**(281)**	**(53.3%)**
Tax	66	143	(53.9%)
Net income*	**(65)**	**(138)**	**(52.7%)**

** In 2005, before integration-related costs*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first-quarter of 2006, the Crédit Agricole Group generated €1.949 billion in net income group share, up 49.8% compared with the same period in 2005.

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**7,316**	**6,146**	**+19.0%**
Operating expenses	(4,314)	(3,971)	+8.6%
Gross operating income*	**3,002**	**2,175**	**+38.0%**
Risk-related costs	(300)	(288)	+4.2%
Equity affiliates	250	150	+66.7%
Net income on other assets	22	9	X2.4
Integration-related costs		(49)	n.m.
Tax	(935)	(638)	+46.5%
Net income	**2,039**	**1,359**	**+50.0%**
Net income - Group share	**1,949**	**1,301**	**+49.8%**

** In 2005, before integration-related costs*

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

* * *

Presentation available on the website www.credit-agricole-sa.fr

Appendices: Slides from presentation



2006 first quarter results
May 2006
CRÉDIT AGRICOLE S.A.



Crédit Agricole S.A. consolidated results
✓ Disclaimer
This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).
This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.
Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.
The readers must take all these risk factors and uncertainties into consideration before making their own judgement.
✓ Applicable standards and comparisons
The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.
Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.
In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not audited.
2
2006 first quarter results - May 2006
CRÉDIT AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

An exceptional quarter

✓ Extremely strong growth in buoyant markets

✓ Driven by atypical factors:

- Impact of change in legislation on home purchase savings plans (€150m)
- Inclusion of 2005 income from a listed equity affiliate (€70m)

✓ Gross operating income*: €1,502m (+46.7%)

✓ Net income – Group share: €1,385m (+53.0%)

✓ Cost/income ratio*: 62.4% (-5.9 pts)

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

An exceptional quarter

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**3,995**	**3,233**	**+23.6%**
Operating expenses	(2,493)	(2,209)	+12.9%
Gross operating income*	**1,502**	**1,024**	**+46.7%**
Risk-related costs	(127)	(138)	(8.0%)
Equity affiliates	561	388	+44.6%
Net income on other assets	18	5	X 3.6
Integration-related costs		(49)	n.m.
Tax	(471)	(258)	+82.6%
Net income	**1,483**	**972**	**+52.6%**
Net income – Group share	**1,385**	**905**	**+53.0%**
Pre-tax income*	**1,954**	**1,279**	**+52.8%**
Cost/income ratio*	**62.4%**	**68.3%**	**(5.9 pts)**
ROE	**20.1%**		

- ✓ Excellent revenue growth with NBI up 17.7% before reversal of provisions for home purchase savings plans
- ✓ Operating costs still well controlled
- ✓ Significant improvement in cost/income ratio
- ✓ Risk-related costs remained very low
- ✓ Attributable net income excluding atypical items up 28.6%
- ✓ Annualised ROE: 20.1%
- ✓ Annualised earnings per share: 3.78€ (up 45,7%)

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Robust earnings growth in all business lines

Contribution of business lines to pre-tax income*


€m
236
310
169
262
183
200
449
558
395
624
128
131
RB
LCL
SFS
AM, insurance, private banking
CIB
IRB
Q1-05
Q1-06

Proprietary asset management and other activities: Q1-05: €(281) m and Q1-06: €(131) m

2006 comparison of contribution to net income and allocated capital


12.5%

Contribution of business lines to results


9.4%

Allocated capital

Regional Banks
High revenue and earning growth

LCL
Acceleration of business momentum and cost control

Specialised financial services
Steady growth driven by international operations

Asset management, insurance and private banking
Exceptional business level fuelled by equity markets

Corporate and investment banking
Excellent quarter, particularly in capital market activities

International retail banking
Further acquisitions which will gradually boost business line's contribution

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Earnings up sharply

Allocated capital	13.9%
Business line net income*	14.9%

- ✓ Aggregate NBI for the Regional Banks *adjusted for dividends received from* Crédit Agricole S.A. up 13.9%. Excluding impact from home purchase savings plans, 7.8% NBI growth year-over-year on a low basis of comparison in Q1-05.
- ✓ Tightly controlled cost/income ratio
- ✓ Business line's contribution up 22.1% over the quarter, excluding impact from home purchase savings plans, including the Regional Banks' subsidiaries and after transition to IFRS of parent company accounts and consolidation adjustments.

€m	Q1-06	Q1-05	Δ Q1/Q1
Aggregate NBI	3,230	3,085	+4.7%
Adjusted NBI**	3,155	2,769	+13.9%
Operating expenses	(1,689)	(1,633)	+3.4%
Aggregate gross operating income	**1,466**	**1,136**	**+29.0%**
Risk-related costs	(163)	(155)	+5.0%
Operating income	**1,303**	**981**	**+32.8%**
Cost/income ratio	53.5%	59.0%	(5.5 pts)

€m	Q1-06	Q1-05	Δ Q1/Q1
Net income accounted for at equity (25%)	**210**	**151**	**+39.3%**
Change in share of reserves	100	85	+17.7%
Share of income from equity affiliates	310	236	+31.1%
Tax***	(62)	(56)	+10.7%
Net income	**248**	**180**	**+37.4%**

* Before tax and excl. proprietary asset management and other activities
** Aggregate results of Regional Banks accounted for by the equity method adjusted for dividends and comparable received from Crédit Agricole S.A.
*** Tax impact of dividends received from Regional Banks




French retail banking – Regional Banks
Robust business momentum continued
✓ Persistently strong growth in customer assets (+6.9%):
Sharp rise in securities (mutual funds: +16.0%, equities: +30.0%) and life insurance (+13.9%)
Solid growth in passbook accounts (+8.0%) and term accounts and certificates (+12.4%)
But net outflow of €2.4bn from home purchase savings plans (- 2.9%) over the year and €4.1bn in Q1-06
✓ Further acceleration of growth in customer loans (+10.7%, following rises of 10.2% as of 31/12/05 and 8.7% in Q1-05):
Loan production in Q1-06: €15.6bn (up 18.3% on Q1-05):
Residential mortgage loans: +22. 7%
Consumer loans: +18.0%
Customer assets
€ bn
403.1
+6.9%
430.8
+6.9%
460.5
March 04
March 05
March 06
Customer loans
€ bn
226.9
+8.7%
246.5
+10.7%
273.0
March 04
March 05
March 06
CRÉDIT AGRICOLE S.A.
9
2006 first quarter results - May 2006


French retail banking – Regional Banks
Solid commercial results
✓ New product ranges reflecting the new positioning:
Codebis: 677,000 accounts opened
Atout vivactions: €78m in customer assets
"L'autre Carte": over 130,000 cards sold
✓ Fee income up 16.0% compared to Q1-05 considered as a low basis; record growth in commissions on life insurance investments (up 33%) and on securities and mutual funds trading (up 35%)
✓ Risk-related costs remained low at 16bp of outstandings compared with 22bp in Q1-05
Progression in fee income from customers
€m
982
145
355
374
1,021
156
376
381
1,184
175
453
428
Q1-04
Q1-05
Q1-06
Δ Q1/Q1
Total +16.0%
Services and other banking transactions +12.0%
Securities +18.7%
Insurance +20.6%
Account management and payment instruments +12.3%
CRÉDIT AGRICOLE S.A.
10
2006 first quarter results - May 2006

French retail banking – LCL

Gross operating income up sharply

Allocated capital	9.4%
Business line net income*	12.5%

- ✓ An excellent first quarter in 2006:
  - NBI up 4.4% before reversals from provisions on home purchase savings plans (Q1/Q1)
  - very strong business momentum
- ✓ Controlled growth in overhead costs, adjusted for variable compensation owing to strong level of business
- ✓ GOI up 10.8% (Q1/Q1) excluding impact of home purchase savings plans
- ✓ Cost/income ratio improved by 1.6 percentage point compared with Q1-05 (excluding impact of home purchase savings plans)

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**939**	**837**	**+12.2%**
Operating expenses	(641)	(627)	+2.4%
Gross operating income	**298**	**210**	**+41.6%**
Risk-related costs	(36)	(41)	(14.0%)
Pre-tax income	**262**	**169**	**+55.2%**
Tax	(79)	(51)	-
Net income	**183**	**118**	**+55.2%**
Cost/income ratio	68.3%	74.9%	(6.6 pts)
Allocated capital (€bn)	2.5		
ROE	29.4%		

* Before tax and excl. proprietary asset management and other activities



French retail banking – LCL

Excellent business momentum

- ✓ Appreciable growth in customer assets ...
  - Sight deposits (+6.4%)
  - Passbook accounts (+20.1%)
  - Life insurance (+31.0% for new inflows)

... driven mainly by persistently strong financial markets, for off-balance sheet customer deposits, and *by the network's confirmed strong momentum*, for on-balance sheet customer deposits



Customer assets
€ bn
113.8
+5.7%
120.3
+7.8%
129.7
March 04
March 05
March 06

- ✓ Significant expansion in customer loans:
  - record residential mortgage loan production over the quarter (€3.8bn) as LCL benefited from the healthy market in urban areas
  - persistently solid MLT loan production (+43% for the Small Business customers, +47% for Corporate customers)
  - sharp rebound in consumer loan production (Q1-06 / Q1-05: +9%)



Customer loans
€ bn
46.5
+6.2%
49.4
+13.2%
55.9
March 04
March 05
March 06

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

NBI growth of 4.4% excluding home purchase savings plan impact

- ✓ Excluding the impact of reversals from provisions for home purchase savings plans, the interest margin moved up 1.1% quarter-on-quarter, in a climate of persistently intense competition.
- ✓ Fee and commission income advanced by 8%, driven mainly by financial investments (life insurance and securities). In the Corporate market, corporate finance business generated a 40% jump in arrangement fees.
- ✓ Risk-related costs remained contained at 35 bp at end-March 2006 (vs. 37 bp a year earlier)

QoQ growth

€m

	Q1-05	Q4-05	Q1-06
Total	837	910	939
Total fee and commission income	446	486	517
	23	19	23
	83	106	93
	97	99	107

	Δ Q1/Q1	Δ Q1/Q4
TOTAL	+12.2%	+3.2%
Net interest margin	+15.8%	+6.5%
Total fee and commission income	+8.0%	(0.6%)
Services and other banking transactions	+1.9%	+19.9%
Securities management	+12.9%	(12.5%)
Insurance	+9.8%	+8.0%
Account management and payment instruments	+5.7%	(0.5%)

CRÉDIT AGRICOLE S.A.



Specialised financial services

Continued robust growth

Allocated capital	8.7%
Business line net income*	9.6%

- ✓ Operating income growth of nearly 10%, driven by robust expansion in NBI net of risk-related costs (+7.3%)
- ✓ Persistently strong momentum in consumer credit business
- ✓ Factored receivables up 11.2%, at €7.9bn, including €2.7bn generated abroad (mainly in Germany and the UK)

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	645	603	+7.1%
Operating expenses	(344)	(324)	+6.4%
Gross operating income**	301	279	+7.8%
Risk-related costs	(102)	(97)	+4.4%
Operating income**	199	182	+9.7%
Equity affiliates	1	1	n.m.
Pre-tax income**	200	183	+9.4%
Tax	(67)	(57)	+16.9%
Net income**	133	126	+6.0%
Cost/income ratio**	53.4%	53.7%	(0.3 pt)
Allocated capital (€bn)	2.3		
ROE	23.0%		

* Before tax and excl. proprietary asset management and other activities
** In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.


Specialised financial services
Consumer credit in France and abroad
✓ Persistently strong business:
Production of €6bn, up 16.3% on Q1-05, with growth of 9.8% in France and 26.4% abroad
Loans outstanding 16% higher, with very brisk business in Italy with Agos (+43%)
✓ Sofinco is a leader in online consumer credit (37% of loan applications submitted online).
€bn
Δ March/March
28.4
32.7
38.0
2.2
2.6
3.1
Total +16.1%
Regional Banks partnership +21.5%
LCL partnership +10.3%
Third party and JV +41.7%*
Proprietary outstandings +13.8%
March 04
March 05
March 06
€bn
Δ March/March
28.4
32.7
38.0
International +37.8%
France +6.6%
March 04*
March 05*
March 06
*Loans outstandings on a like-for-like basis and after identification of "third party" activities abroad.
CREDIT AGRICOLE S.A.
2006 first quarter results - May 2006


Asset management, insurance and private banking
An excellent quarter
Allocated capital 25.2%
Business line net income* 26.8%
✓ Exceptionally high inflows during the first quarter:
New inflows:
€22.7bn in asset management
€2.5bn in private banking
€7.9bn in life insurance
Assets managed (excluding double counting): €593bn (up 37.7% over one year)
✓ Sharp rise in business line's contribution:
GOI**: +24.7%
Net income: +30.1%
*Before tax and excl. proprietary asset management and other activities
** In 2005, before integration-related costs
CREDIT AGRICOLE S.A.
2006 first quarter results - May 2006

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	979	777	+25.9%
Operating expenses	(431)	(338)	+27.4%
Gross operating income**	548	439	+24.7%
Risk-related costs	1	-	n.m.
Equity affiliates	9	10	(9.4%)
Pre-tax income**	558	449	+24.4%
Tax	(181)	(159)	+13.9%
Net income **	377	290	+30.1%

Asset management, insurance and private banking

Asset management

- ✓ Exceptionally high new inflows (€22.7bn) over the quarter driven by:
  - The success of specialised funds (particularly VaR line) with institutional investors
  - Transfers of home purchase savings plans
- ✓ Assets under management up 40% over one year (up 23.6% on a like-for-like basis):
  - Growing share of alternative management (12% of portfolio in Q1-06 against 7% a year earlier)

Assets under management

€bn

	March 05*	Dec 05*	Inflows	Market	March 06
Total	368.7	491.2	+22.7	+2.6	516.5
	32.5	108.6			114.9

	Δ Q1/Q1
AUM	+23.6%*
France	+19.5%
International	+66.8%

Breakdown of AUM

	March 05	March 06
Money markets		
Bonds	47.0%	43.1%
Equities		
Diversified	7.2%	10.3%
Structured, alternative and other	12.4%	17.3%

*On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.


Asset management, insurance and private banking
Private banking
✓ High level of business in a favourable market climate:
Sharp rise in assets under management
High level of net new inflows in Q1-06, both abroad after completion of mergers (primarily in Switzerland) and in France with BGPI
€bn
Assets under management
69.9
79.5
Inflows
+ 2.5
Market
+1.6
83.6
43.0
50.7
53.1
March 05
Dec 05
March 06
Δ* March/March
AUM
+16.7%
France
+13.5%
International
+18.7%
*On a like-for-like basis
18
2006 first quarter results - May 2006
CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ Surge in premium income to €7.9bn in Q1-06 (+50.8%), fuelled mainly by transfers of home purchase savings plans
- ✓ New inflows for unit-linked contracts up sharply (+98%), to 17.1% of total savings inflows against 13.4% in Q1-05, particularly for Predissime 9 (more than €1bn in Q1-06)
- ✓ AUM up 13.3%
- ✓ Many awards won, including commendations for eight provident schemes from *Dossiers de l'Epargne*, six awards from *Le Revenu* magazine, three 'life insurance' prizes for PERP personal pension plans from *Journal des Finances*

Assets under management*

€bn

	Q1-05	Q1-06
Total	133.6	151.4
€	117.9	130.9

	Δ Q1/Q1
AUM	+13.3%
Unit-linked	+30.8%
€	+11.0%

Breakdown of investment (excl. Unit-linked)

	Book value at Q1-05	Book value at Q1-06
Alternative products	1.5%	2.1%
Treasury	4.6%	3.9%
Equity	11.6%	15.4%

Legend: Alternative products, Treasury, Real estate, Fixed income, Equity

* Mathematical provisions - On a like-for-like basis (incl. Predica Europe)

CRÉDIT AGRICOLE S.A.



Asset management, insurance and private banking
Non-life insurance
✓ Strong first quarter with over 250,000 policies written and a 21.7% rise in premium income to €535m
✓ Constant adjustment of products and distribution networks (roll-out of range through LCL, new auto range, enhanced healthcare offering, etc.)
✓ Claims ratios still highly satisfactory
Premium income
€m
361.7
104.3
68.2
127.9
439.8
115.0
72.9
148.5
535.3
124.2
78.8
181.2
Q1-04
Q1-05
Q1-06
Δ Q1/Q1
Premium income +21.7%
Farmers and small businesses +60.6%
Car +8.1%
Comprehensive household +8.1%
Personal accident, health, +31.3%
Legal protection and other +22.0%
O/w Finaref +14.5%
CRÉDIT AGRICOLE S.A.
20
2006 first quarter results - May 2006

Corporate and investment banking

Net income €479m, up 59% on Q1-05

Allocated capital	32.8%
Business line net income*	29.9%

- ✓ An excellent quarter, reflecting Calyon's ability fully to draw benefits from the dense coverage of its worldwide network and the continued reinforcement of its customer base, as well as from healthy international market conditions
- ✓ Solid footing of Calyon's positions in many segments and products
- ✓ GOI** up 62% on Q1-05 and up 31% on Q4-05
- ✓ ROE of 22.1%, a rise of 5.1 percentage points on 2005

€m	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1***
Net banking income	**1,394**	**1,033**	**+35.0%**	**+30.8%**
Operating expenses	(820)	(678)	+21.0%	+18.2%
Gross operating income**	**574**	**355**	**+61.8%**	**+54.8%**
Risk-related costs	-	14	n.m.	
Equity affiliates	50	22	X2.3	
Net income on other assets	-	4	n.m.	
Pre-tax income**	**624**	**395**	**+58.2%**	
Tax	(145)	(94)	+54.7%	
Net income**	**479**	**301**	**+59.2%**	
Cost/income ratio**	58.8%	65.6%	(6.8 pts)	
ROE	22.1%			

* Before tax and excl. proprietary asset management and other activities
** In 2005, before integration-related costs
*** On a like-for-like basis and at constant exchange rate

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Trends in revenues

(€m)

	Q1-05	Q1-06
Total	1,033	1,394
Capital markets and investment banking	610	910
Financing activities		

+35% (total); +14% (financing activities); +49% (capital markets and investment banking)

- ✓ Record level of quarterly revenues reported in Q1-06: NBI up 35% on Q1-05 and up 16% on Q4-05,
- ✓ Continued robust expansion of worldwide customer base (institutional corporate clients) and development of cross selling, primarily due to expansion of product range offered in each marketplace

Trends in cost/income ratio*

Q1-05	Q4-05	Q1-06
65.6%	63.5%	58.8%

-2.1pts (Q1-05 to Q4-05); -4.7pts (Q4-05 to Q1-06)

- ✓ Revenue growth achieved while maintaining tight controls over management, resulting in a 6.8 percentage point drop in the cost/income ratio* over one year
- ✓ Cost/income ratio now below 60%, placing Calyon among the most efficient corporate and investment banks in Europe

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.


Financing activities: earnings contribution up 29% to €255m
Trends in revenues
(€m)
423
+14%
484
260
280
Structured finance
Q1-05
Q1-06
✓ Business healthy overall, with NBI growth of 14% despite persistently high liquidity in the markets, which places a drag on margins
✓ In structured finance, most impetus is from acquisition finance, property and telecoms, with revenues for these segments up on both Q1-05 and Q4-05
✓ In international commercial banking, growth fed by the strengthening of Calyon's positions in its main markets
Trends in cost/income ratio*
47.7%
- 4.5%
43.2%
Q1-05
Q1-06
✓ Cost/income ratio dropped by 4.5 percentage points vs. Q1-05* to 43.2%.
✓ Risk-related costs remained at zero over the quarter
* In 2005, before integration-related costs
23
2006 first quarter results - May 2006
CRÉDIT AGRICOLE S.A.


Capital markets and investment banking: continued strong growth in revenues (up 49% on Q1-05, up 28% on Q4-05)
Trends in cost/income ratio*
-10.9 pts
67.1%
Quarterly trends in revenues
(€M)
610
618
643
712
910
203
219
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Brokers and advisory
Capital markets
Trend in VaR (1 day–99%)
31/03/2005
30/06/2005
30/09/2005
31/12/2005
31/03/2006
✓ Operating performance improved dramatically, confirming the strength of Calyon's systems and that it now has a solid footing in all of its markets
✓ Between Q1-05 and Q1-06:
GOI was multiplied by 2.2 to €299m
the cost/income ratio dropped by 10.9 percentage points to 67.1%.
the risk profile remained contained
✓ Capital Markets:
Continued increase in market share, with the share of customer revenues remaining over 50%
Solid performance in trading in a favourable climate
Revenues up in nearly all product lines, with pronounced increases in interest rate derivatives, securitisations and structured credits
✓ Brokers and Advisory:
An exceptional performance from each of the three brokerage firms (CLSA, CA Cheuvreux and Calyon Financial), with GOI multiplied by 2.3 to 2.7 compared with Q1-05 in a healthy market environment
✓ Investment Banking:
NBI up 69% on Q1-05, owing primarily to internationalisation of operations
* In 2005, before integration-related costs
24
2006 first quarter results - May 2006
CRÉDIT AGRICOLE S.A.

International retail banking

Solid contribution from equity affiliates

Allocated capital	10.0%
Business line net income*	6.3%

- ✓ A handsome contribution from equity affiliates with:
  - Intesa's equity-accounted earnings contribution up 20% to nearly €125m
  - Harmonisation of methods to cover BES' liabilities for retirement benefits with those of the Group

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**92**	**63**	**+46.3%**
Operating expenses	(77)	(53)	+47.4%
Gross operating income	**15**	**10**	**+40.6%**
Risk-related costs	(4)	(2)	n.m.
Equity affiliates	120	123	(2.3%)
Net income on other assets	-	(3)	n.m.
Pre-tax income	**131**	**128**	**+1.9%**
Tax	(3)	(1)	n.m.
Net income	**128**	**127**	**+0.9%**
Cost/income ratio	83.9%	83.2%	+0.7pt
Allocated capital (€bn)	2.6		
ROE	19.8%		

* Before tax and excl. proprietary asset management and other activities


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- ✓ Private Equity: NBI of €37.8m in Q1-06 (vs. €17.2m in Q1-05)
- ✓ Income from equity affiliates mainly reflect the 2005 income of our investment in the listed company Eurazeo

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**(54)**	**(80)**	**(32.0%)**
Operating expenses	(179)	(190)	(5.8%)
Gross operating income*	**(233)**	**(270)**	(13.6%)
Risk-related costs	13	(11)	n.m.
Equity affiliates	71	(4)	n.m.
Net income on other assets	18	4	n.m.
Pre-tax income*	**(131)**	**(281)**	**(53.3%)**
Tax	66	143	(53.9%)
Net income*	**(65)**	**(138)**	**(52.7%)**

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Financial data

Crédit Agricole S.A.: a sound balance sheet

✓ Solvency ratio of the Group kept at a high level


Capital
(Shareholders' equity and subordinated debt)
€bn
Δ March/Dec
54.9
57.5
21.2
21.9
Subordinated debt and similar*
+2.9%
Preferred shares
+1.3%
Shareholders' equity Group share
+6.1%
Total
+4.7%
Dec 05
March 06
Risk-weighted assets and Cooke ratio
€225.5bn
€248.5bn
€265.7bn
8.2%
8.5%
8.7%
March 05
Dec 05
March 06
International solvency ratio
O/w Tier 1

* O/w €1.9 billion deeply subordinated notes

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated income statement

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**7,316**	**6,146**	**+19.0%**
Operating expenses	(4,314)	(3,971)	+8.6%
Gross operating income*	**3,002**	**2,175**	**+38.0%**
Risk-related costs	(300)	(288)	+4.2%
Equity affiliates	250	150	+66.7%
Net income on other assets	22	9	X2.4
Integration-related costs		(49)	n.m.
Tax	(935)	(638)	+46.5%
Net income	**2,039**	**1,359**	**+50.0%**
Net income - Group share	**1,949**	**1,301**	**+49.8%**

*In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 05	March 06
Equity group share	51.2	53.6
Preferred shares	3.0	3.0
Subordinated debt	20.1	20.8
Total risk-weighted assets	480.5	505.7
International Solvency Ratio	**10.1%**	**10.4%**
Tier 1 ratio	**7.9%**	**8.0%**

31 2006 first quarter results - May 2006

CRÉDIT AGRICOLE S.A.


CRÉDIT
AGRICOLE S.A.


2006 first quarter results
Appendices
CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06
Net banking income	-	-	837	939	603	645	777	979	1,033	1,394	63	92	(80)	(54)	3,233	3,995
Operating expenses	-	-	(627)	(641)	(324)	(344)	(338)	(431)	(678)	(820)	(53)	(77)	(190)	(179)	(2,209)	(2,493)
Gross operating income*	-	-	210	298	279	301	439	548	355	574	10	18	(270)	(233)	1,024	1,502
Risk-related costs	-	-	(41)	(36)	(97)	(102)	-	1	14	-	(2)	(4)	(11)	13	(138)	(127)
Equity affiliates	236	310	-	-	1	1	10	9	22	50	123	120	(4)	71	388	561
Net income on other assets	-	-	-	-	-	-	-	-	4	-	(3)	-	4	18	5	18
Integration-related costs	-	[illegible]	-	[illegible]	(2)	[illegible]	(12)	[illegible]	(20)	[illegible]	-	[illegible]	(15)	[illegible]	(49)	[illegible]
Pre-tax income	236	310	169	262	181	200	437	558	376	624	128	131	(296)	(131)	1,230	1,954
Tax**	(56)	(62)	(51)	(79)	(57)	(67)	(155)	(181)	(87)	(145)	(1)	(3)	148	66	(258)	(471)
Net income	180	248	118	183	124	133	282	377	288	479	127	128	(148)	(65)	972	1,483
Minority interests	-	-	(1)	(7)	(6)	(6)	(3)	(6)	2	(17)	(7)	(7)	(51)	(54)	(67)	(98)
Net income - Group share	180	248	117	176	118	127	279	371	290	462	120	121	(199)	(119)	905	1,385

* In 2005, before integration-related costs

** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks									French retail banking – LCL								
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	-	-	-	-	-	-	-	-	-	827	868	834	867	837	900	854	910	939
Operating expenses	-	-	-	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)	(641)
Gross operating income	-	-	-	-	-	-	-	-	-	197	258	226	238	210	287	242	275	298
Risk-related costs	-	-	-	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)	(36)
Equity affiliates	219	156	184	174	236	208	209	200	310	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[illegible]	-	-	-	-	-	-	-	-	[illegible]
Pre-tax income	219	156	184	171	236	208	209	200	310	154	222	192	182	169	256	224	215	262
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(62)	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)	(79)
Net income	170	145	184	171	180	193	205	200	248	107	154	137	118	118	179	157	150	183

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Specialised financial services								
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	640	590	552	577	603	594	601	669	645
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(344)
Gross operating income**	251	287	258	247	279	286	284	327	301
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(119)	(102)
Equity affiliates	-	(3)	(1)	1	1	-	1	2	1
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4)	
Pre-tax income	141	191	174	122	181	185	103	206	200
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(67)
Net income	83	132	125	65	124	118	45	140	133

€m	Asset management, insurance and private banking								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	682	701	671	694	777	751	817	988	979
Operating expenses	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)	(431)
Gross operating income**	361	361	318	353	439	401	474	553	548
Risk-related costs	(1)	(10)	7	(4)	-	4	4	11	1
Equity affiliates	2	2	-	10	10	4	8	7	9
Net income on other assets	-	-	-	(9)	-	(1)	-	(4)	-
Integration-related costs	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)	
Pre-tax income	356	337	310	333	437	389	488	563	558
Tax	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)	(181)
Net income	240	224	208	251	282	282	313	365	377

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Corporate and investment banking								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	985	954	824	952	1,033	1,119	1,107	1,197	1 394
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)	(820)
Gross operating income**	285	279	235	264	355	435	416	437	574
Risk-related costs	(39)	46	14	22	14	10	(8)	(19)	-
Equity affiliates	17	19	22	16	22	30	34	34	50
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)	-
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(16)	(19)	
Pre-tax income	259	252	249	188	375	454	438	430	624
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)	(145)
Net income	199	193	190	139	288	348	348	333	479

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Financing activities									Investment banking								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**485**	**484**	**565**	**500**	**428**	**563**	**610**	**618**	**643**	**712**	**910**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(209)	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)	(611)
Gross operating income**	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**283**	**275**	**114**	**49**	**34**	**90**	**134**	**143**	**154**	**154**	**299**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	-	(2)	(6)	19	(14)	1	(5)	-	(1)	-
Equity affiliates	17	19	21	17	22	30	33	35	49	-	-	1	(1)	-	-	1	(1)	1
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	-	(3)	1	(2)	4	(2)	14	4	-
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(5)		(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)	
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**288**	**324**	**108**	**14**	**62**	**(35)**	**125**	**121**	**156**	**142**	**300**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(70)	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)	(75)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**229**	**254**	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**	**104**	**225**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	International retail banking									Proprietary asset management and other activities								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**90**	**92**	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**	**(171)**	**(54)**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(77)	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)	(179)
Gross operating income**	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**19**	**15**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**	**(403)**	**(233)**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(4)	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2	13
Equity affiliates	85	86	73	103	123	107	114	108	120	6	(9)	6	2	(4)	1	35	-	71
Net income on other assets	-	-	-	(3)	(3)	3	-	-	-	(1)	-	81	(34)	4	13	90	3	18
Integration-related costs	-	-	-	-	-	-	-	-		(27)	(33)	(69)	(145)	(15)	(40)	(8)	(20)	
Pre-tax income	**92**	**89**	**92**	**95**	**128**	**112**	**122**	**107**	**131**	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**	**(418)**	**(131)**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	(3)	159	(15)	51	221	148	86	201	225	66
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**101**	**128**	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**	**(193)**	**(65)**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Group								
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)	(2,474)	(2,493)
Gross operating income*	**813**	**1,168**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)	(127)
Equity affiliates	329	251	284	305	388	350	402	350	561
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)	18
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)	
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**	**1,954**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)	(471)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**	**1,483**

*In 2004 and 2005, before integration-related costs

Movements in consolidated capital

International solvency ratio

€ bn	Dec 05	March 06
Credit risks	224.7	237.1
Market risks	23.8	28.6
Total risk-weighted assets	**248.5**	**265.7**
Tier 1	20.7	22.1
Tier 2	16.5	17.4
Tier 3	0.7	0.8
Deductions	16.8	17.2
Total net regulatory capital	**21.1**	**23.1**
Tier 1 solvency ratio	**8.2%**	**8.3%**
Total solvency ratio	**8.5%**	**8.7%**

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	March 2005	Dec 2005	March 2006	%
SAS Rue la Boétie	812,394,524	819,541, 855	819,541,855	54.73%
Treasury shares*	27,601,803	26,312,207	25,016,502	1.67%
Employees (FCPE, PEE)	65,874,126	87,223,339	86,041,202	5.75%
Float	567,651,984	564,244,900	566,722,742	37.85%
Total shares in issue	**1 473 522 437**	**1 497 322 301**	**1,497,322,301**	**100%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,445,918,584	1,450,806,810	1,466,831,116	
Net income - Group share	€905m	€3,891m	€1,385m	
Net income per share**	**€2.505**	**€2.786**	**€3.777**	
Net income per share	€2.592	€2 682	€3 777	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

** In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€bn	Dec. 04	(%)	Dec 05	(%)	March 06	(%)
French retail banking	**5.5**	**24.4%**	**6.0**	**23.6%**	**6.2**	**23.3%**
- Regional Banks	*3.3*		*3.6*		*3.7*	
-LCL	*2.2*		*2.4*		*2.5*	
Specialised financial services	**2.1**	**9.4%**	**2.3**	**9.1%**	**2.3**	**8.7%**
Asset management, insurance and private banking	**5.6**	**24.8%**	**6.3**	**25.0%**	**6.5**	**25.2%**
Corporate and investment banking	**6.9**	**30.6%**	**8.2**	**32.1%**	**8.7**	**32.8%**
Of which Capital markets and investment banking	*2.3*		*2.5*		*2.7*	
Of which Financing activities	*4.6*		*5.7*		*6.0*	
International retail banking	**2.4**	**10.8%**	**2.6**	**10.2%**	**2.6**	**10.0%**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from business lines

	Allocated capital			ROE Q1-06
	Q1-06		Q1-05 (%)	
	€bn	%		
French retail banking – Regional Banks	3.7	13.9	14.4	25.5%
French retail banking – LCL	2.5	9.4	10.0	29.4%
Specialised financial services	2.3	8.7	8.9	23.0%
Asset management, insurance and private banking	6.7	25.2	25.3	22.6%
Corporate and investment banking	8.7	32.8	31.3	22.1%
International retail banking	2.6	10.0	10.1	19.8%
Total business lines	**26.3**	**100.0**	**100.0**	**23.3%**
Group				**20.1%**

45 2006 first quarter results – May 2006

CRÉDIT AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 05	March 06
French retail banking	**97.9**	**100.7**
- Regional Banks (25%)	57.1	59.2
- LCL	40.8	41.5
Specialised financial services	**38.2**	**37.9**
Asset management, insurance and private banking	**15.3**	**16.1**
Corporate and investment banking	**132.0**	**140.9**
International retail banking	**3.2**	**3.4**

46 2006 first quarter results – May 2006

CRÉDIT AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding

Crédit Agricole S.A.*			
€ m	March 05	Dec 05	March 06
Gross customer and interbank loans outstanding	234,625	261,422	275,714
Bad and doubtful loans	8,575	8,233	7,790
Loan loss reserves**	7,505	7,155	6,879
Doubtful loan ratio	3.7%	3.1%	2.8%
Ratio of reserves to doubtful loans**	87.5%	86.9%	88.3%
Ratio of reserves (excl. collective reserves) to doubtful loans	70.0%	67.7%	67.7%

Regional Banks (aggregate data from unconsolidated accounts)			
€ m	March 05***	Dec 05***	March 06***
Customer loans	246,553	267,637	272,995
Bad and doubtful loans	8,428	7,928	8,080
Loan loss reserves	5,879	5,884	5,884
Doubtful loan ratio	3.4%	3.0%	3.0%
Ratio of reserves to doubtful loans	69.8%	74.2%	72.8%

* Principal only
** Including collective reserves
*** French GAAP


CRÉDIT AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 31 March 2006: €19m for Crédit Agricole S.A. Group, of which €16m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 31 December 2005 to 31 March 2006				31 December 2005
	Minimum	Maximum	Average	31 March 06	
Treasury	4	5	4	5	4
FX and commodities	5	8	7	7	5
Interest-rate derivatives	8	14	11	8	10
Credit and liquid bonds	7	9	8	7	8
Structured credits	4	6	5	6	4
Equities	5	9	7	5	9
Total VaR for Crédit Agricole S.A. Group	**19**	**30**	**24**	**19**	**24**

CRÉDIT AGRICOLE S.A.


French retail banking – Regional Banks
€ bn
Customer assets
430.8
460.5
50.1
47.8
55.4
102.5
116.7
84.4
82.0
53.8
58.1
63.8
March 05
March 06
Δ March/March
Total +6.9%
Securities
Mutual funds and REITs +16.0%
Life insurance +13.9%
Time deposits, Popular savings plans (incl. savings bonds) (4.0%)
Home purchase savings schemes (2.9%)
Passbook accounts +8.0%
Sight deposits +5.3%
CRÉDIT AGRICOLE S.A.
2006 first quarter results - May 2006


French retail banking – Regional Banks
Loans outstanding
€bn
246.5
273.0
23.7
26.2
14.4
60.1
64.0
28.3
29.6
March 05
March 06
Δ March March
Total +10.7%
Local authorities +10.2%
Consumer credit +5.6%
SMEs and small businesses +6.4%
Farming loans +4.5%
Home finance +15.1%
CRÉDIT AGRICOLE S.A.
2006 first quarter results - May 2006


French retail banking – LCL
€bn
Customer assets
120.3
126.9
129.7
27.3
28.9
29.6
30.5
32.8
33.8
5.9
14.5
13.1
5.9
13.8
14.4
5.7
13.3
15.8
March 05
Dec 05
March 06
Δ March/March
Total +7.8%
Mutual funds +8.4%
Life insurance +11.0%
Time deposits, Popular savings plans (3.0%)
Home purchase savings scheme (8.1%)
Passbook accounts +20.1%
51
2006 first quarter results – May 2006
CRÉDIT AGRICOLE S.A.


French retail banking – LCL
€bn
Loans outstanding
49.4
53.8
55.9
16.8
6.3
17.2
6.7
17.7
6.6
March 05
Dec 05
March 06
Δ March/March
Total +13.2%
SMEs and small businesses +5.4%
Consumer loans +4.3%
52
2006 first quarter results - May 2006
CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	Q1-06	Q1-05	Δ Q1/ Q1
Net banking income	**536**	**489**	**+9.6%**
Operating expenses	(263)	(246)	+7.1%
Gross operating income*	**273**	**243**	**+12.1%**
Risk-related costs	(96)	(89)	+8.0%
Equity affiliates	1	2	n.m.
Integration-related costs		-	-
Pre-tax income	**178**	**156**	**+13.9%**
Tax	(60)	(49)	+21.7%
Net income	118	107	+10.4%

*In 2005, before integration-related costs

Specialised financial services

Lease finance highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**61**	**67**	**(8.9%)**
Operating expenses	(44)	(42)	+5.0%
Gross operating income*	**17**	**25**	**(32.1%)**
Risk-related costs	(5)	(9)	(37.5%)
Net income on other assets		(2)	n.m.
Pre-tax income	**12**	**14**	**(20.0%)**
Tax	(4)	(3)	+8.6%
Net income	8	11	(29.1%)

*In 2005, before integration-related costs

Specialised financial services

Factoring highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**48**	**46**	**+3.7%**
Operating expenses	(34)	(31)	+10.0%
Gross operating income*	**14**	**15**	**(9.1%)**
Risk-related costs	-	1	n.m.
Integration-related costs		(1)	n.m.
Pre-tax income	**14**	**15**	**(7.8%)**
Tax	(5)	(6)	(23.0%)
Net income	9	9	+2.2%

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.


Asset management, insurance and private banking
Trends in assets under management (excluding double counting)
€bn
572.2
69.9
368.7
430.8
715.0
79.5
491.2
562.7
751.5
83.6
516.5
593.1
Q1-05
Dec 05
Q1-06
CAC 40: 4,068
4,715
5,221
Total AUM: +37.7%
+23.6%*
Private banking
+19 7%
+16 7%*
Asset managt
+40.1%
+23.6%*
* On a like-for-like basis and on comparable methods
56
2006 first quarter results - May 2006
CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**432**	**320**	**+34.8%**
Operating expenses	(222)	(175)	+26.7%
Gross operating income*	**210**	**145**	**+44.6%**
Equity affiliates	-	1	n.m.
Integration-related costs		(5)	n.m.
Pre-tax income	**210**	**140**	**+49.7%**
Tax	(72)	(54)	+34.0%
Net income	**138**	**86**	**+59.4%**

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**392**	**332**	**+18.0%**
Operating expenses	(107)*	(66)	+62.0%*
Gross operating income**	**285**	**266**	**+7.1%**
Risk-related costs	-	(1)	n.m.
Equity affiliates	7	7	n.m.
Integration-related costs		(4)	n.m.
Pre-tax income	**292**	**268**	**+8.8%**
Tax	(95)	(93)	+1.5%
Net income	**197**	**175**	**+12.7%**

* Excluding non-recurring items, operating costs rose by 12.1%
** In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**155**	**125**	**+23.8%**
Operating expenses	(101)	(96)	+5.0%
Gross operating income*	**54**	**29**	**+86.5%**
Risk-related costs	2	1	n.m.
Equity affiliates	1	1	n.m.
Integration-related costs		(2)	n.m.
Pre-tax income	**57**	**29**	**+94.8%**
Tax	(15)	(8)	+80.5%
Net income	**42**	**21**	**X2**

* In 2005, before integration-related costs

Corporate and investment banking

Results of financing activities

€ m	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**484**	**423**	**+14.4%**	**+11.0%**
Operating expenses	(209)	(202)	+3.5%	+1.0%
Gross operating income*	**275**	**221**	**+24.4%**	**+20.2%**
Risk-related costs	-	13	n.m.	
Equity affiliates	49	22	X2.2	
Pre-tax income*	**324**	**256**	**+26.6%**	
Tax	(70)	(58)	+20.3%	
Net income*	**254**	**198**	**+28.4%**	
Cost/income ratio*	43.2%	47.7%	(4.5pts)	
ROE	16.9%			

* In 2005, before integration-related costs
** On a like-for-like basis and at constant exchange rate

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q1-06	Q1-05	Δ Q1-Q1	Δ Q1-Q1**
Net banking income	**910**	**610**	**+49.2%**	**+44.6%**
Operating expenses	(611)	(476)	+28.4%	+25.5%
Gross operating income*	**299**	**134**	**X2.2**	**X2.1**
Risk-related costs	-	1	n.m.	
Equity affiliates	1	-	n.m.	
Net income on other assets	-	4	n.m.	
Pre-tax income*	**300**	**139**	**X2.2**	
Tax	(75)	(36)	X2.1	
Net income*	**225**	**103**	**X2.2**	
Cost/income ratio*	67.1%	78.1%	(11.0pts)	
ROE	34.0%			

* In 2005, before integration-related costs
** On a like-for-like basis and at constant exchange rate

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	Q1-06	Q1-05
Cost of financing	(297)	(298)
Financial management	111	113
Other business	77	41
Work-out activities	55	64
Net banking income	(54)	(80)

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2005 and 31 March 2006

€bn

Assets	31/12/05	31/03/06
Cash, central banks, French postal system	6.7	4.2
Financial assets at fair value through profit or loss	344.5	377.7
Financial assets available for sale	144.3	150.4
Loans and advances to banks and customers	446.5	467.1
Financial assets held to maturity	19.8	20.3
Accrued income and sundry assets	63.8	68.2
Fixed assets	21.7	22.4
Goodwill	14.1	14.3
	1,061.4	**1,124.6**

€bn

Liabilities	31/12/05	31/03/06
Central banks, French postal system	0.5	0.1
Financial liabilities at fair value through profit or loss	249.0	269.8
Due to banks and customers	432.9	437.3
Debt securities in issue	98.1	123.7
Accruals and sundry liabilities	58.0	62.1
Insurance contract's technical reserves	162.5	169.0
Contingency reserves and subordinated debt	25.5	25.9
Shareholders' equity	30.7	32.6
Minority interests	4.2	4.1
	1,061.4	**1,124.6**


CRÉDIT
AGRICOLE S.A.

63 2006 first quarter results - May 2006


CRÉDIT
AGRICOLE S.A.

2- Other recent developements

Crédit Agricole S.A. General shareholders' meeting

Press release of 17 May 2006

Crédit Agricole S.A. held its general shareholders' meeting Wednesday 17 May 2006 in Paris - La Défense. The meeting was chaired by René Carron, the bank's Chairman, and Georges Pauget, its Chief Executive Officer.

More than a thousand shareholders attended this meeting. With a quorum of 68.6%, the general meeting was able to vote on all the proposed resolutions, including extraordinary resolutions. All these resolutions were passed, with between 93% and 99% of voting rights.

The net dividend for 2005 was set at €0.94, which will be payable as from 29 May 2006.

During this meeting, the shareholders voted in favour of:

- appointing Bruno de Laage, Chief Executive Officer of the *Caisse régionale de Crédit Agricole Anjou et Maine* as director in replacement of Mr. Pierre Kerfriden;
- ratifying the Board of Directors' appointment of Jean-Roger Drouet, Chief Executive Officer of the *Caisse régionale de Crédit Agricole Toulouse et Midi Toulousain*, as director in replacement of Mr. Jean-Claude Pichon.

Additionally, the general shareholders' meeting reappointed: Mr. Noël Dupuy, Mrs. Carole Giraud, Mr. Roger Gobin, Mr. Bernard Mary, Mr. Jean-Pierre Pargade and SAS Rue La Boétie as directors for a further three-year term.

Crédit Agricole statement regarding Alliance & Leicester

Press release of 22 Mayi 2006

Crédit Agricole S.A. ("Crédit Agricole" or the "Group") notes recent speculation regarding its possible interest in Alliance & Leicester plc ("Alliance & Leicester").

The Group remains focused on its strong organic growth prospects and incremental acquisitions in Central and Eastern Europe and the Mediterranean basin. At any one time the Group may also review selected larger opportunities and in so doing will maintain its strictly disciplined evaluation approach. In this context, Crédit Agricole is assessing Alliance & Leicester, amongst others, but would note that its evaluation is at a preliminary stage. Crédit Agricole has not made any proposal to Alliance & Leicester and there can be no certainty that any proposal or offer will be made.

3- Persons responsible for the shelf-registration document and update

➢ Person responsible for the shefl-registration document and update

M. Georges Pauget, Chief Executive Officer, Crédit Agricole S.A.

➢ Statement by the person responsible for the shelf-registration document and updates

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

After having taken all reasonable care to ensure that such is the case, and to the best of my knowledge, the information provided in this document is true and accurate and contains no omissions liable to impair its significance.

Upon completion of their audit, the Statutory Auditors submitted a letter to me stating that they have verified the information pertaining to the financial data and accounts presented in this update and that they have read the document in its entirety.

The Statutory Auditors' letter contains the following statement: 'The 2004 figures estimated incorporating the impact of IAS 32 and 39 and IFRS 4 and presented in the accompanying update are not included in the consolidated financial statements that we have audited.'

Signed in Paris on 22 May, 2006

Chief Executive Officer, Crédit Agricole S.A.

Georges Pauget

4- Person responsible for auditing the accounts

➢ Auditors

Statutory auditors

Barbier Frinault et Autres Ernst & Young Represented by Valérie Meeus 41, rue Ybry 92576 Neuilly-sur-Seine Cedex Statutory Auditors, members *of Compagnie régionale des Commissaires aux comptes de Versailles*	PricewaterhouseCoopers Audit Represented by Gérard Hautefeuille 63, rue de Villiers 92200 Neuilly-sur-Seine Statutory Auditors, members *of Compagnie régionale des Commissaires aux comptes de Versailles*

Alternate auditors

Alain Grosmann 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	Pierre Coll 63, rue de Villiers 92200 Neuilly-sur-Seine

- **Barbier Frinault et Autres** was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000. The appointment was renewed for six years at the Combined General Meeting of 17 May 2006.
  Barbier Frinault et Autres, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

- **PricewaterhouseCoopers Audit** was appointed Statutory Auditor at the Ordinary General Meeting of 19 May 2004. The appointment was renewed for a term of six years at the Combined General Meeting of 17 May 2006.
  PricewaterhouseCoopers Audit, represented by Gérard Hautefeuille, is a member of the PricewaterhouseCoopers network.

- **Pierre Coll** was appointed Alternate Auditor of the company PricewaterhouseCoopers Audit at the Ordinary General Meeting of 19 May 2004. The appointment was renewed for a term of six years at the Combined General Meeting of 17 May 2006.

- **Alain Grosmann** had been appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000. The term expired at the close of the Combined General Meeting of 17 May 2006.

- The company **Picarle et Associés**, domiciled at 11, Allée de l'Arche in Courbevoie (92400), was appointed Alternate Auditor of the company Barbier Frinault et Autres, for a term of six years at the Combined General Meeting of 17 May 2006.

5- Cross-reference table

The table below provides a cross-reference list identifying the pages on which the key information required under Commission Regulation (EC) n° 809/2004 (Annex 1) implementing the 'Prospectus' Directive, can be found in the shelf-registration document filed under registration number D.06-0188, which the present document supplements.

Headings required by regulation EC 809/2004 (annex I)	Pages of shelf-registration document (DR) and update	Pages of the present update
1. Persons responsible	290 DR ; 157 A01	45
2. Statutory Auditors	291 DR ; 158 A01	46
3. Selected financial information		
3.1. Historical financial information	6-8 DR	
3.2. Interim financial information	N/A	3 ; 12-43
4. Risk factors	158-175 ; 83-94 DR	
5. Information about the issuer		
5.1. History and development of the issuer	46-49 ; 254-255 DR	
5.2. Investments	262-263 ; 96-99; 152-153 DR	44
6. Business overview		
6.1. Principal activities	50-59 ; 264 ; 96-99 DR	
6.2. Principal markets	52-59 ; 179-182; 229-230 DR	
6.3. Exceptional factors	264 DR	
6.4. Extent to which issuer is dependent on patents or licences, industrial, commercial or financial contracts	94 DR	
6.5. Basis for any statements made by the issuer regarding its competitive position	50-59 DR	
7. Organisational structure		
7.1. Brief description of the group and the issuer's position within the group	47 DR ; 1-156 A01	
7.2. List of significant subsidiaries	205-215 ; 119-121 DR	
8. Property, plant and equipment		
8.1. Information regarding any existing or planned material tangible fixed assets	193 DR	
8.2. Description of any environmental issues that may affect the issuer's utilisation of the tangible fixed assets	113-116 DR	
9. Operating and financial review	62-83 DR	
9.1. Financial condition	125-127 ; 219-221 DR	
9.2. Operating results	125 ; 219 DR	
10. Capital resources		
10.1. Information concerning the issuer's capital resources	128 ; 146-148 ; 195-196 ; 101 DR	
10.2. Explanation of the sources and amounts of the issuer's cash flows	129-130 DR	

Headings required by regulation EC 809/2004 (annex I)	Pages of shelf-registration document (DR) and update	Pages of the present update
10.3. Information on borrowing requirements and funding structure	171-173 DR	
10.4. Information regarding any restrictions on the use of capital resources that have materially affected, or could materially affect the issuer's operations.	N/A	
10.5 Information regarding the anticipated sources of funds needed to fulfil commitments	262-263 DR	
11. Research and development, patents and licences	N/A	
12. Trend information	94-99 ; 264 DR	
13. Profit forecasts or estimates	95 ; 271-272 DR	
14. Administrative, management and supervisory bodies and senior management		
14.1. Information about the members of the administrative, management and supervisory bodies and senior management	35-42 DR	44
14.2. Administrative, management and supervisory bodies and senior management conflicts of interests	43 DR	
15. Remuneration and benefits		
15.1. Amount of remuneration paid and benefits in kind	32-34 DR	
15.2. Total amounts set aside or accrued to provide pension, retirement or similar benefits	33-34 DR	
16. Board practices		
16.1. Date of expiration of current term of office	35-42 DR	
16.2. Information about members of the administrative, management or supervisory bodies' service contracts with the issuer or any of its subsidiaries	43 DR	
16.3. Information about the issuer's audit committee and remuneration committee	18-20 DR	
16.4. A statement as to whether or not the issuer complies with the corporate government regime in its country of incorporation	14 ; 43 DR	
17. Employees		
17.1. Number of employees and breakdown by main category of activity and geographic location	7 ; 104-105 ; 112 DR	
17.2. Shareholdings and stock options	32-42 DR	
17.3. Arrangements for involving the employees in the issuer's capital	199-201 ; 103 DR	
18. Major shareholders		
18.1. Shareholders owning more than 5% of the share capital or voting rights	8 ; 195 ; 268-269 DR	
18.2. Whether the issuer's major shareholders have different voting rights	8 ; 256 ; 268 DR	
18.3. Control over the issuer	119 ; 123 ; 269 ; 47 DR	
18.4. Description of any arrangements, known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer	195 ; 269 DR	
19. Related party transactions	119-124 ; 274-276 DR	

Headings required by regulation EC 809/2004 (annex I)	Pages of shelf-registration document (DR) and update	Pages of the present update
20. Financial information concerning the issuer's assets and liabilities, financial positions and profits and losses		
20.1. Historical financial information *	117-241 DR	
20.2. Pro forma financial information	*	
20.3. Financial statements	117-215 DR	
20.4. Auditing of historical annual financial statements	216-217 DR	
20.5. Age of latest financial information	117 DR	3-43
20.6. Interim and other financial information	N/A	
20.7. Dividend policy	8-11 ; 196 ; 269 DR	
20.8. Legal and arbitration proceedings	93-94 ; 194 DR	
20.9. Significant change in the issuer's financial or commercial position	264 DR	
21. Additional information		
21.1. Share capital	8 ; 101 ; 255-256 ; 268-270 DR	
21.2. Memorandum and articles of association	254-261 DR	
22. Material contracts	123-124 ; 264 DR	
23. Third party information and statement by experts and declarations of any interests	272 DR	11
24. Documents on display	265 DR	
25. Information on holdings	154-155 ; 238 ; 248-252 DR	

N/A = not applicable.

* In accordance with article 28 of regulation EC 809/2004 and article 212-11 of the AMF's General Regulations, the following are incorporated by reference:

- The consolidated financial statements for the year ended 31 December 2004, the Statutory Auditor's reports on the consolidated financial statement for the year ended 31 December 2004 and the Crédit Agricole S.A.'s financial report presented pages 107 to 109, 170 to 171, 27 to 85 in the 2004 shelf-registration document, registered by the AMF on 17 March 2005 under number D.05-0233
- The consolidated financial statements for the year ended 31 December 2003, the Statutory Auditor's reports on the consolidated financial statements for the year ended 31 December 2003, the Statutory Auditor's report on the pro forma consolidated financial statements for the year ended 31 December 2003, the Crédit Agricole S.A.'s financial statements for the year ended 31 December 2003, the Crédit Agricole S.A.'s financial report presented pages 63 to 95, 98 to 153, 154 to 155, 96 to 97, 2 to 49 in the 2003 shelf-registration document, registered by the AMF on 4 May 2004 under number R.04-973.

These above non stamped chapters n° D.05-0233 and R.04.073 are either non relevant for the investor, either somewhere else in the present shelf-registration document.


CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
A French limited company with a share capital of €4,491,966,903
Paris Trade and Company Registry N° 784 608 416
91-93, boulevard Pasteur – 75015 Paris
Tel. 33 (0) 1.43.23.52.02
www.credit-agricole-sa.fr

Labrador 00 33 1 53 06 30 80 Cover: L'Etang des Fauries, Cris Naboulet


RECEIVED
2006 JUN 22 A 11:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Publication relating to the issuance of bonds indexed on four international indices

Published in the BALO on May 8, 2006

Please see the attached English-language translation.

Exhibit 2.1

English translation from French

Crédit Agricole S.A. BALO Notice published May 8, 2006, Bulletin No. 55

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.

Further to the notice published in the *Bulletins des Annonces légales obligatoires* of April 12, 2006.

Issuance of debt by Crédit Agricole S.A. in the form of indexed notes on four international indices (visa from the *Autorités des marches financiers* no. 06-110 dated April 10, 2006) (Code ISIN: FR0010317503).

The closing levels for the Dow Jones EUROSTOXX 50 ("Eurostoxx 50"), Standard & Poor's 500 ("S&P 500"), Nikkei 225, and Hang Seng on the initial date of establishment, i.e. April 24, 2006, are:

	Closing level on the initial date of establishment
Eurostoxx 50	3 862.27
SetP500	1 308.11
Nikkei 225	16 914.40
Hang Seng	16 705.67

Exhibit 2.2

Summary of assets and liabilities as at March 31, 2006

Published in the BALO on May 15, 2006

Please see the attached English-language translation.

Exhibit 2.2

English translation from French

Crédit Agricole S.A. BALO Notice published May 15, 2006, Bulletin No. 58

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at March 31, 2006.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	259 469
Treasury bills and similar items	3 519 927
Due from banks	42 876 891
Crédit Agricole internal transactions	196 268 423
Customer-related items	3 821 888
Bonds and other fixed-income securities	11 837 794
Shares and other variable-income securities	4 792 382
Investments and other long-term securities	11 874 819
Investments in non-consolidated affiliates	35 424 144
Intangible assets, bank premises and equipment	194 025
Other assets	11 199 152
Sundry accounts and prepaid expenses	12 641 641
Total assets	334 710 555

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	2 041
Due to banks	35 856 766
Crédit Agricole internal transactions	13 826 766
Customer-related transactions	166 187 701
Debts represented by a security	53 091 995
Other liabilities	4 371 209
Sundry accounts and unearned income	17 932 028
General risks and liabilities reserves	1 555 584
Subordinated debt and equity loans	21 295 003
Fund for general banking risks (FGBR)	697 019
Shareholders' equity (excl. FGBR)	19 924 231
Share capital	4 491 967
Additional paid-in capital	12 583 784
Reserves	2 615 248
Regulated provisions and investment grants	1 018
Retained earnings	232 214
Total liabilities and shareholders' equity	334 710 555

Off-balance sheet items	Amount
Guarantees and commitments given	15 021 196
Financing commitments given	2 796 153
Guarantees given	12 225 043
Commitments on securities	0
Guarantees and commitments received	2 498 873
Financing commitments received	2 475 479
Guarantees received	23 394
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	3 687 937
Treasury bills and similar items	431 699
Due from banks	1 651 592
Crédit Agricole internal transactions	17 088 867
Due from customers	267 133 600
Bonds and other fixed-income securities	6 981 289
Shares and other variable-income securities	12 541 298
Investments and other long-term securities	12 040 286

Investments in non-consolidated affiliates	1 013 879
Intangible assets, bank premises and equipment	2 756 391
Other assets	2 546 067
Sundry accounts and prepaid expenses	5 581 152
Total assets	333 454 057

Liabilities and shareholders' equity	**Amount**
Due to central banks and current accounts with French postal system	16
Due to banks	800 667
Crédit Agricole internal transactions	196 790 029
Customer-related items	70 796 912
Debts represented by a security	16 042 108
Other liabilities	2 895 910
Sundry accounts and unearned income	5 131 641
General risks and liabilities reserves	3 770 752
Mutual security deposits	3 128
Subordinated debt and equity loans	3 240 740
Fund for general banking risks (FGBR)	1 060 340
Shareholders' equity (excl. FGBR)	32 921 841
Share capital	4 056 806
Additional paid-in capital	9 213 087
Reserves	19 845 995
Regulated provisions and investment grants	18 050
Retained earnings	- 212 057
Total liabilities and shareholders' equity	333 454 057

Off-balance sheet items	
Guarantees and commitments given	57 250 442
Financing commitments given	48 605 230
Guarantees given	8 485 619
Commitments on securities	159 593
Guarantees and commitments received	48 419 414
Financing commitments received	1 436 547
Guarantees received	46 767 109
Commitments on securities	215 758


RECEIVED

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1A

Final Terms relating to the issuance of EUR 10,000,000 Callable Floating Rate Notes due December 2015

December 15, 2005

Please see attached.

Final Terms dated December 15, 2005



Crédit Agricole S.A.

acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 120
TRANCHE NO: 1

EUR 10,000,000 Callable Floating Rate Notes due December, 2015
(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch
(the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September, 2005 and the supplement to the Base Prospectus dated 23 November, 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	**120**
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		EUR 10,000,000
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	19 December, 2005
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		19 December 2015, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention

9	Interest Basis:	Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	19 March, 19 June, 19 September and 19 December in each year from and including 19 March, 2006 up to and including 19 December, 2015; each subject to adjustment for payment only in accordance with the Business Day Convention specified in item 16(iii).
	(iii) Business Day	Modified Following Business Day

	Convention:	Convention
(iv)	Business Centre(s):	TARGET and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))		
	— Relevant Time:	See item 16(xiii) below
	— Interest Determination Date:	See item 16(xiii) below
	— Primary Source for Floating Rate:	See item 16(xiii) below
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	Not Applicable
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
(viii)	ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable

	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
(ix)	Margin(s):	See item 16(xiii) below
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Interest Amount per Specified Denomination ("I") for each Interest Period shall be calculated by the Calculation Agent in accordance with the following formula: **I = EUR 100,000 x (3 month - EURIBOR + 1.25%) x Accrual Days/Actual x Day Count Fraction** Where: "**Accrual Days**" means For the period from and including the Issue Date to but excluding the Maturity Date, the number of calendar days in the relevant Interest Period on which the **Reference Level** (as defined below) is equal to or greater than 0.00 **per cent** but equal to or less than **the Maximum Reference Level** (as defined below). For any day falling during the Interest Period which is not a TARGET Business Day, the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding TARGET Business Day. The Reference

Level for each of the TARGET Business Days immediately preceding any Interest Period End Date will be deemed to be equal to the Reference Level on the fourth TARGET Business Day prior to that Interest Period End Date.

"Actual" means the total number of calendar days in the relevant Interest Period

"Reference Level" means 3mth-EURIBOR fixing daily as quoted on Telerate page 248 at 11:00 a.m. Brussels time. If the Reference Level is cancelled or unavailable on any TARGET Business Day, the relevant rate for that day will be determined in accordance with the provisions set out under "EUR-IBOR-Reference Banks" as such term appears in the ISDA Definitions (where the expression "Reset Date" shall be replaced by "TARGET Business Day", the expression "on the day that is two TARGET Banking Days preceding that Reset Date" shall be replaced by "on that day" and "Calculation Agent" shall mean "Citibank NA").

"Maximum Reference Level" means:

3.35 per cent. for the period from and including the Issue date to but excluding the 19 December 2006

3.60 per cent. for the period from and including the 19 December 2006 to but excluding the 19 December 2007

3.85 per cent. for the period from and including the 19 December 2007 to but excluding 19 December 2008.

4.10 per cent. for the period from and

including the 19 December 2008 to but excluding 19 December 2009.

4.35 per cent. for the period from and including the 19 December 2009 to but excluding 19 December 2010.

4.60 per cent. for the period from and including the 19 December 2010 to but excluding 19 December 2011.

4.85 per cent. for the period from and including the 19 December 2011 to but excluding 19 December 2012.

5.10 per cent. for the period from and including the 19 December 2012 to but excluding 19 December 2013.

5.35 per cent. for the period from and including the 19 December 2013 to but excluding 19 December 2014.

5.60 per cent. for the period from and including the 19 December 2014 to but excluding the Maturity Date.

"3 month EURIBOR" means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time as determined two (2) TARGET Business Days prior to the start of each Interest Period.

"Calculation Agent" means Caylon, Paris

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Applicable
	(i) Optional Redemption Date(s)	Each Interest Payment Date from and including 19 March 2006 to and including 19 September 2015, provided that if any such date is not a Business Day, the Optional Redemption Date will be the next following day that is a Business Day unless it would thereby fall into the next calendar month, in which event the Optional Redemption Date will be the immediately preceding Business Day.
	(ii) Optional Redemption Amount(s) of each Note and method, if any of calculation of such amount(s):	EUR 100,000 per Note of EUR 100,000 specified denomination.
	(iii) If redeemable in part:	Not Applicable
	(a) Minimum nominal amount to be redeemed:	
	(b) Maximum nominal amount to be redeemed:	
	(iv) Notice Period:	The Issuer to give notification of such early redemption no later than the day that is 5 Business Days prior to the relevant Optional Redemption Date.
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of**	EUR 100,000 per Note of EUR

	each Note	100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Condition
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	None The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is

		not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

33	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB England
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 10,000,000

	(iii) Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield:	Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

9 Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm	Not Applicable

	commitment or under "best efforts" arrangements:[1]	
	When the underwriting agreement has been or will be reached:	Not Applicable
13	**OPERATIONAL INFORMATION**	
	ISIN Code:	XS0237512248
	Common Code:	023751224
	Depositaries:	
	(i) Euroclear France to act as Central Depositary	No
	(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	Delivery:	Delivery against payment
	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1B

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due December 2007

December 15, 2005

Please see attached.

Final Terms dated December 15, 2005



Crédit Agricole S.A.

acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 121
TRANCHE NO: 1

EUR 300,000,000 Floating Rate Notes due December, 2007 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September, 2005 and the supplement to the Base Prospectus dated 23 November, 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	**121**
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		EUR 300,000,000
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	19 December, 2005
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to December, 2007
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.

	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15		Fixed Rate Note Provisions	Not Applicable
16		Floating Rate Note Provisions	Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	19th March, 19th June, 19th September and 19th December in each year from and including 19 March, 2006 up to and including 19 December, 2007; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii).
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET and London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (*if not the* Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	Applicable
		(Condition 5(b)(iii)(B))	
		— Relevant Time:	11.00 a.m. Brussels time
		— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period

	— Primary Source for Floating Rate:	Moneyline Telerate 248 page
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3 month EURIBOR "**3month EURIBOR**" means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date.
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
(viii)	ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
(ix)	Margin(s):	- 0.02 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems

		relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Condition
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note

25	Financial Centre(s) or other special provisions relating to Payment Dates:	None The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB England

34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 19 December, 2005 with effect from such date.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield: Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

9 Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:	Not Applicable
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0238009855
Common Code:	023800985
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream,	Not Applicable

Luxembourg and the relevant identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through May 31, 2006

Please see attached.



CRÉDIT AGRICOLE S.A.


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Crédit Agricole statement regarding Alliance & Leicester

Paris, 22 May 2006: Crédit Agricole S.A. ("Crédit Agricole" or the "Group") notes recent speculation regarding its possible interest in Alliance & Leicester plc ("Alliance & Leicester").

The Group remains focused on its strong organic growth prospects and incremental acquisitions in Central and Eastern Europe and the Mediterranean basin. At any one time the Group may also review selected larger opportunities and in so doing will maintain its strictly disciplined evaluation approach. In this context, Crédit Agricole is assessing Alliance & Leicester, amongst others, but would note that its evaluation is at a preliminary stage. Crédit Agricole has not made any proposal to Alliance & Leicester and there can be no certainty that any proposal or offer will be made.

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Alliance & Leicester, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Alliance & Leicester, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Alliance & Leicester or Crédit Agricole by Crédit Agricole or Alliance & Leicester, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

An offer for Alliance & Leicester would be for the shares of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. If an offer is made, important information for US holders of Alliance & Leicester shares will be set out in the offer documentation. To the extent permitted by applicable law and in accordance with normal UK practice, Crédit Agricole or its nominees, or their brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Alliance & Leicester shares other than pursuant to any such offer.

Print

Crédit Agricole S.A. general shareholder's meeting

Crédit Agricole S.A. held its general shareholders' meeting Wednesday 17 May 2006 in Paris - La Défense. The meeting was chaired by René Carron, the bank's Chairman, and Georges Pauget, its Chief Executive Officer. More than a thousand sharehol attended this meeting. With a quorum of 68.6%, the general meeting was able to vote on all the proposed resolutions, including extraordinary resolutions. All these resolutions were passed, with between 93% and 99% of voting rights. **The net dividend for 2 was set at €0.94, which will be payable as from 29 May 2006.** During this meeting, the shareholders voted in favour of:

appointing Bruno de Laage, Chief Executive Officer of the Caisse Régionale de Crédit Agricole* Anjou et Maine as director in replacement of Mr. Pierre Kerfriden;

ratifying the Board of Directors' appointment of Jean-Roger Drouet, Chief Executive Officer of the Caisse Régionale de Crédit Agricole Toulouse et Midi Toulousain, as director in replacement of Mr. Jean-Claude Pichon. Additionally, the general shareholders' meeting reappointed: Mr. Noël Dupuy, Mrs. Carole Giraud, Mr. Roger Gobin, Mr. Bernard Mary, Mr. Jean-Pierre Pargade and SAS Rue La Boétie as directors for a further three-year term.

Reach all 2006 press rele

N

CRÉDIT AGRICOLE S.A.

Paris, 17 May 2006

Excellent results in the first quarter of 2006

- **Gross operating income** — **€1,502 million (+46.7%)**
- **Net income (Group share)** — **€1,385 million (+53.0%)**
- **Cost/income ratio** — **62.4% (-5.9 points)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 16 May 2006 to review the accounts for the first quarter of 2006.

Net income (Group share) was €1,385 million, up 53.0% on the first quarter of 2005. This performance reflects solid growth in gross operating income (+46.7%), persistently low risk-related costs and a significant increase (+44.6%) in the contribution from equity affiliates.

French Retail Banking remained strong and benefited from reversals of provisions related to home purchase savings plans. In a highly favourable climate, Asset gathering turned in an excellent sales momentum. Growth in Specialised Financial Services continued, particularly abroad, and Corporate and Investment Banking reported excellent results for the quarter, mainly reflecting Calyon's ability to take full advantage of its expanded customer base and very healthy market conditions.

* * *

At the end of the Board meeting, Chief Executive Georges Pauget noted *"that results had reached an all-time high in the first quarter of 2006 reflecting an improvement of performances in each of the Group's business lines in an exceptionally favourable environment"*.

Chairman René Carron said: *"Crédit Agricole S.A.'s remarkable overall performance in the first quarter of 2006 surpassed targets under the development plan. These results, which were aided by favourable business conditions, attest to the viability of our policy of controlled growth"*.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) for the first quarter of 2006 came to €1,385 million, an increase of 53.0% compared with the same period in 2005.

This performance, which was achieved in a healthy environment for most business lines, reflects robust business growth. Net income was also buoyed by persistently low risk-related costs and favourable environmental factors, such as reversals of provisions following outflows of funds from home purchase savings plans due to tax reasons (€150 million) and the exceptionally high contribution from one listed equity affiliate (€70 million).

Gross operating income* was €1,502 million, 46.7% higher than in the first quarter of 2005 (+ 28.2% except home purchase savings plans impacts). This sharp increase was driven by:

- a 23.6% advance in **net banking income** to €3,995 million (+ 17.7% except home purchase savings plans impacts), fed by an excellent level of business in all sectors, particularly in corporate and investment banking and in asset management;
- well controlled **operating expenses**, which moved up 12.9% to €2,493 million, owing to robust business expansion.

As a result, the **cost/income ratio*** improved appreciably. It contracted by 5.9 percentage points to 62.4%.

Risk-related costs remained low at €127 million, down 8% on the same period in 2005.

The contribution from equity affiliates advanced by 44.6% from €388 million to €561 million. Most of this rise was due to the 31.1% jump in the Regional Banks' earnings contribution, which came to €310 million (against €236 million) and to the inclusion of Eurazeo's 2005 income, which was exceptionally high at €70 million. Without this contribution, the result from equity affiliates showed an increase of 26.5%.

Pre-tax income* came to €1,954 million, an increase of 58.9% on the same year-ago period.

Net income (Group share) was €1,385 million, yielding annualised ROE of 20.1%. Without home purchase savings plans impacts and Eurazeo, the net income (Group share) increase was 28.6%.

In € millions	Q1-06	Q1-05	Variation Q1/Q1
Net banking income	**3,995**	**3,233**	**+23.6%**
Operating expenses	(2,493)	(2,209)	+12.9%
Gross operating income*	**1,502**	**1,024**	**+46.7%**
Risk-related costs	(127)	(138)	(8.0%)
Equity affiliates	561	388	+44.6%
Net gain (loss) on disposal of other assets	18	5	x 3.6
Integration-related costs		(49)	n.m.
Tax	(471)	(258)	+82.6%
Net income	**1,483**	**972**	**+52.6%**
Net income (Group share)	**1,385**	**905**	**+53.0%**
Income before tax*	**1,954**	**1,279**	**+52.8%**
Cost/income ratio*	**62.4%**	**68.3%**	**(5.9pp)**
ROE	**20.1%**		

* In 2005, before integration-related costs

RESULTS BY BUSINESS LINE

The pre-tax income contribution from the Crédit Agricole S.A. Group's six business lines improved significantly during the first quarter (+33.7%).

1. FRENCH RETAIL BANKING

1.1. - CRÉDIT AGRICOLE REGIONAL BANKS

During the first quarter of 2006, the Regional Banks sustained strong business momentum in their various markets, primarily due to the new commercial ranges reflecting the new positioning.

On- and off-balance sheet customer deposits advanced by 6.9% year-over-year, at about the same rate as during the previous year. Deposits outstanding stood at €460.5 billion at 31 March 2006.
Bank deposits outstanding moved up slightly due to an increase in passbook deposits (+8.0%), term accounts and certificates (+12.4%) and sight deposits (+5.3%). This offset the 2.9% fall in home purchase savings plans resulting from the change in the tax treatment for this type of product, which makes it less advantageous for savers.
The surge in **off-balance sheet deposits** was fed by strong securities deposits, which benefited from a very high level of inflows (funds shifted form home purchase savings plans), favourable equity market trends (mutual funds up 16.0%; equities up 30%) and robust growth in in-force life insurance (+13.9%).

Loans registered persistently strong growth in terms of both production (+18.3%) and outstandings (+10.7%).
Lending rose to €15.6 billion, including €8.5 billion in residential mortgage loans, a 22.7% increase on the first quarter of 2005. Consumer loan production (+18%) was also sharply higher than in Q1-2005.
Loans outstanding stood at €273 billion at 31 March 2006, reflecting growth of 10.7% compared with 8.7% in the same year-ago period. While growth in loans outstanding continued to be driven in large part by residential mortgages (+15.1% over one year), it was also fuelled by loans to corporates and small businesses (+6.4%) and local authorities (+10.2%).

Gross operating income for the Regional Banks, based on aggregate figures adjusted for dividends and other received from Crédit Agricole S.A., was €1,466 million, a year-over-year increase of 29%, owing to two favourable factors:
- A 13.9% rise in **net banking income**. This growth took into account the impact from home purchase savings plans (€170 millions); excluding this impact, net banking income advanced by 7.8% compared to the first quarter of 2005 which was a low reference.
- A controlled increase in expenses, which advanced by 3.4% to €1,689 million.

Credit risk-related costs came to €163 million, amounting to 16bp of total loans outstanding compared with 22bp one year earlier.

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income advanced by 37.4% to €248 million. Excluding the impact of home purchase savings plans, their contribution advanced by 22.1%.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net income accounted for at equity (25%)	**210**	**151**	**+39.3%**
Change in share of reserves	100	85	+17.7%
Contribution of equity affiliates	310	236	+31.1%
Tax*	(62)	(56)	+10.7%
Net income	**248**	**180**	**+37.4%**

** Tax impact of dividends received from the Regional Banks*

1.2. – LCL

LCL enjoyed excellent momentum during the first quarter of 2006, with a substantial growth in both new deposits and lending. Passbook savings deposits were up sharply, with a 20.1% jump over one year. New life insurance business surged by 31% compared with the first quarter of 2005 and business in force expanded by 11% to €33.8 billion euros. **On- and off-balance sheet deposits** advanced by 7.8% (vs. +5.7% in Q1-2005) to €129.7 billion.

Loans outstanding rose sharply, by 13.2% to €55.9 billion at 31 March 2006, owing to very strong loan production, particularly in the residential mortgage segment, which benefited from the healthy property market in urban areas, with quarterly production reaching an all-time high of €3.8 billion, and solid growth in medium- and long-term lending (+43% to Small Business customers, +47% for Corporate Customers).

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**939**	**837**	**+12.2%**
Operating expenses	(641)	(627)	+2.4%
Gross operating income	**298**	**210**	**+41.5%**
Risk-related costs	(36)	(41)	(14.0%)
Pre-tax income	**262**	**169**	**+55.2%**
Tax	(79)	(51)	-
Net income	**183**	**118**	**+55.2%**
Cost/income ratio	**68.3%**	**74.9%**	**(6.6pp)**

Gross operating income surged by 41.5% to €298 million in the first quarter of 2006. **Net banking income** advanced by 12.2% to €939 million, including reversals from provisions for home purchase savings plans. Excluding this impact, net banking income and gross operating income were up 4.4% and 10.8% respectively. Fee income advanced by 8%, driven by financial investments (life insurance and securities), which benefited from healthy markets and the new tax laws for home purchase savings plans. In the Corporate market, the solid performance in Corporate Finance generated a 40% increase in arranging fees over the quarter.

Operating costs were tightly controlled despite strong growth in business and edged up 2.4%.

Risk-related costs remained low and declined by 14% year-over-year. Risk-related costs as a percentage of risk-weighted assets stood at 35 basis points, compared with 37 basis points in the first quarter of 2005.

Net income for the quarter came to €183 million, a rise of 55.2% over the period.

2. SPECIALISED FINANCIAL SERVICES

Business in this area remained strong during the first quarter of 2006, particularly abroad. This business line registered a further growth in its net income.

Consumer finance production was appreciably higher than in the first quarter of 2005 (+16.3%), owing to a robust 26.4% increase in international markets, with a remarkable performance in Italy, where Agos Itafinco registered a 43% jump. Sofinco is a leader in online consumer credit, with 37% of loan applications submitted online.

Consumer finance outstandings rose by 16.1% over one year to €38 billion. Outstandings abroad accounted for 36% of the total and advanced by 37.8%.

Lease finance outstandings were stable in a climate of slack capital expenditure. Business was stronger abroad, however, particularly in Poland, where EFL registered strong growth in the equipment sector.

The factoring business continued to expand, with factored receivable up 11.2% to €7.9 billion, including €2.7 billion generated abroad, mainly in Germany and the UK.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**645**	**603**	**+7.1%**
Operating expenses	(344)	(324)	+6.4%
Gross operating income*	**301**	**279**	**+7.8%**
Risk-related costs	(102)	(97)	+4.4%
Operating income*	**199**	**182**	**+9.7%**
Equity affiliates	1	1	n.m.
Pre-tax income*	**200**	**183**	**+9.4%**
Tax	(67)	(57)	+16.9%
Net income*	**133**	**126**	**+6.0%**
Cost/income ratio*	**53.4%**	**53.7%**	**(0.3 pp)**

* *In 2005, before integration-related costs*

Operating income rose by 9.7% to €199 million, on the back of a 7.8% advance in **gross operating income** to €301 million and a very modest 4.4% increase in risk-related costs to €102 million.

Pre-tax income on ordinary activities came to €200 million, up 9.4% year-on-year. Net income was €133 million, up 6%.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The division turned in an excellent first quarter, with a strong improvement in its commercial performance and results: new inflows were very high, with aggregate assets under management (excluding double counting) rising by 37.7% over one year to €593 billion (+23.6% excluding the impact of Nextra) and net income advancing by 30.1% to €377 million.

In Asset Management, new inflows were remarkably high at €22.7 billion over the quarter. This performance was due mainly to the success of specialised funds (VaR range) with institutional investors and transfers of funds from home purchase savings plans.
Assets under management were up 40% over one year (23.6% on a like-for-like basis). With the acquisition of 65% of Nextra, the percentage of AUM abroad rose to 22% from less than 9% a year earlier. Furthermore, alternative investment is expanding rapidly and accounted for 12% of the portfolio in the first quarter of 2006 compared with 7% in the same year-ago period.

In **Private Banking,** the quarter was marked by a high level of business in a favourable market environment. After the completion of the mergers (mainly in Switzerland and Luxembourg) and a better cooperation in France with BGPI and the Regional Banks, net new inflows ran high (+ €2.5bn) contributing to an appreciable 16.7% rise of private wealth under management over one year, on a like-for-like basis.

Life Insurance sustained its growth momentum and turned in a very handsome performance over the quarter. Premium income surged 50.8% to €7.9 billion. It was buoyed by transfers from funds from home purchase savings plans. The unit-linked product inflows jumped by 98% and accounted for 17.1% of savings inflows compared with 13.4% in the first quarter of 2005. In this respect, the success of Predissime 9 is worth noting: the product attracted over €1bn in funds over the quarter. Business in force expanded by 13.3%. The policies offered by Predica won many awards, including commendations for eight provident schemes from *Dossiers de l'Epargne*, six awards from *Le Revenu* magazine and three 'life insurance' prizes for PERP personal pension plans from *Journal des Finances*

Nonlife Insurance (Pacifica and Finaref) registered solid growth in the first quarter, with over 250,000 policies written and a 21.7% increase in premium income to €535 million. Products and distribution networks are undergoing constant adjustments, for example, with the roll-out through LCL, the new auto range, the enhanced healthcare offering. Furthermore, claims ratios are still highly satisfactory.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**979**	**777**	**+25.9%**
Operating expenses	(431)	(338)	+27.4%
Gross operating income*	**548**	**439**	**+24.7%**
Risk-related costs	1	-	n.m.
Equity affiliates	9	10	(9.4%)
Pre-tax income*	**558**	**449**	**+24.4%**
Tax	(181)	(159)	+13.9%
Net income *	**377**	**290**	**+30.1%**
Cost/income ratio*	**44.0%**	**43.5%**	**+0.5 pp**

** In 2005, before integration-related costs*

The strong commercial performance across all segments within the business line was reflected in a handsome 25.9% advance in **net banking income** and similar growth in operating income (+24.7%).

Net income for the business line came to €377 million, an increase of 30.1% compared with the first quarter of 2005.

4. CORPORATE AND INVESTMENT BANKING

Corporate and Investment Banking turned in an excellent performance, with net income 59.2% higher than in the first quarter of 2005.

In addition, the business line's revenues reached an all-time high in the first quarter of 2006.

This performance reflects Calyon's ability fully to take advantage of the tightly knit coverage of its worldwide network and the continued expansion of its customer base, as well as from healthy international market conditions.

In € millions	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**1,394**	**1,033**	**+35.0%**	**+30.8%**
Operating expenses	(820)	(678)	+21.0%	+18.2%
Gross operating income*	**574**	**355**	**+61.8%**	**+54.8%**
Risk-related costs	-	14	n.m.	
Equity affiliates	50	22	x2.3	
Net gain (loss) on disposal of other assets	-	4	n.m.	
Pre-tax income*	**624**	**395**	**+58.2%**	
Tax	(145)	(94)	+54.7%	
Net income*	**479**	**301**	**+59.2%**	
Cost/income ratio*	**58.8%**	**65.6%**	**(6.8pt)**	

* *In 2005, before integration-related costs*

** *Like-for-like and at constant exchange rates*

Net banking income rose by 35% year-over-year, reaching a record quarterly high of €1,394 million. This performance was achieved in a favourable climate. It reflects robust expansion in the worldwide customer base (institutional and corporate clients) and the development of cross selling, primarily due to broadening the product range offered in each marketplace.

The growth of operating expenses was moderate according to the high business level and investment and as a result, **gross operating income** was €574 million, up 61.8% on the first quarter of 2005. As a consequence, the cost/income ratio improved significantly to 58.8%, a drop of 6.8 percentage points.

Net income for the business line came to €479 millions, a 59.2% year-over-year increase.

Financing activities

In € million	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**484**	**423**	**+14.4%**	**+11.0%**
Operating expenses	(209)	(202)	+3.5%	+1.0%
Gross operating income*	**275**	**221**	**+24.4%**	**+20.2%**
Risk-related costs	-	13	n.m.	
Equity affiliates	49	22	x2.2	
Pre-tax income*	**324**	**256**	**+26.6%**	
Tax	(70)	(58)	+20.3%	
Net income*	**254**	**198**	**+28.4%**	
Cost/income ratio	**43.2%**	**47.7%**	**(4.5pp)**	

** In 2005, before integration-related costs*
*** Like-for-like and at constant exchange rates*

Financing activities contributed €254 million to net income, an increase of 28.4%.

Business was healthy on the whole, with a 14.4% advance in **net banking income** despite persistently high market liquidity.

In structured finance, most of the impetus came from acquisition finance, property and telecoms. In international commercial banking, growth was fed by the strengthening of Calyon's positions in its main markets.

Operating costs were tightly controlled (+3.5%). **Gross operating income** moved up 24.4% and the **cost/income ratio** was 43.2% – a 4.5 percentage point improvement on the first quarter of 2005.

Financing activities benefited of a favourable counterparties'risk environment: risk-related costs over the quarter were nil.

Capital markets and investment banking

In € million	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**910**	**610**	**+49.2%**	**+44.6%**
Operating expenses	(611)	(476)	+28.4%	+25.5%
Gross operating income*	**299**	**134**	**x2.2**	**x2.1**
Risk-related costs	-	1	n.m.	
Equity affiliates	1	-	n.m.	
Net gain (loss) on disposal of other assets	-	4	n.m.	
Pre-tax income*	**300**	**139**	**x2.2**	
Tax	(75)	(36)	x2.1	
Net income*	**225**	**103**	**x2.2**	
Cost/income ratio*	**67.1%**	**78.1%**	**(11.0pp)**	

** In 2005, before integration-related costs*
*** Like-for-like and at constant exchange rates*

Capital markets and investment banking sustained robust growth during the first quarter of 2006 (up 49.2% on the same year-ago period, up 28% on the fourth quarter of 2005). Operating performance improved dramatically, confirming the strength of Calyon's systems and the solid footing it has developed in all of its markets.

In **capital markets,** income was higher across nearly all product lines, with pronounced increases in interest derivatives, securitization and structured interest rate products.

In **brokerage**, each of the three brokerage firms (CLSA, CA Cheuvreux and Calyon Financial) turned in an exceptional performance, with GOI more than doubling compared with the first quarter of 2005 in a healthy market environment.

In **investment banking**, business was healthy and benefited from meaningful mandates (SDMO, ASF ...).

Gross operating income was €299 million, 2.2x higher than in the first quarter of 2005.

The **cost/income ratio** contracted by 11 percentage points to 67.1%.

In all, Corporate and Investment Banking's contribution to net income was multiplied by 2.2 to €225 million.

5. INTERNATIONAL RETAIL BANKING

The first quarter of 2006 reflects the inception of the 2006-2008 development plan, which calls for substantially expanding this business line. It was an active period for acquisitions. In January, Crédit Agricole S.A. announced the acquisition of the Egyptian retail bank Egyptian American Bank, followed by the purchase of a controlling interest in the life and nonlife bancassurance subsidiaries of the BES group in Portugal in February and the acquisition of Index Bank in Ukraine in March.

A large part of income in International Retail Banking was derived from its share of income of equity affiliates, which came to €120 million. The main contributor was Banca Intesa, which enjoyed a good quarter, while BES results (+ 35%) were impacted by the harmonisation of methods to cover BES liabilities for retirement benefits with those of the Group. The business line's net income was €128 million.

In € millions	Q1-06	Q1-05	Δ Q1-Q1
Net banking income	**92**	**63**	**+46.3%**
Operating expenses	(77)	(53)	+47.4%
Gross operating income	**15**	**10**	**+40.6%**
Risk-related costs	(4)	(2)	n.m.
Equity affiliates	120	123	(2.3%)
Net gain (loss) on disposal of other assets	-	(3)	n.m.
Pre-tax income	**131**	**128**	**+1.9%**
Tax	(3)	(1)	n.m.
Net income	**128**	**127**	**+0.9%**
Cost/income ratio	**83.9%**	**83.2%**	**+0.7 pp**

6. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The loss contributed by Proprietary Asset Management contracted from €138 million in the first quarter of 2005 to €65 million in the first quarter of 2006. This improvement was due mainly to:
- the Private Equity business, which generated net banking income of €37.8 million compared with €17.2 million in the first quarter of 2005;
- inclusion of the 2005 net income of the listed equity affiliate Eurazeo.

In € millions	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**(54)**	**(80)**	**(32.0%)**
Operating expenses	(179)	(190)	(5.8%)
Gross operating income*	**(233)**	**(270)**	**(13.6%)**
Risk-related costs	13	(11)	n.m.
Equity affiliates	71	(4)	n.m.
Net gain (loss) on disposal of other assets	18	4	n.m.
Pre-tax income*	**(131)**	**(281)**	**(53.3%)**
Tax	66	143	(53.9%)
Net income*	**(65)**	**(138)**	**(52.7%)**

* *In 2005, before integration-related costs*

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first-quarter of 2006, the Crédit Agricole Group generated €1.949 billion in net income group share, up 49.8% compared with the same period in 2005.

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**7,316**	**6,146**	**+19.0%**
Operating expenses	(4,314)	(3,971)	+8.6%
Gross operating income*	**3,002**	**2,175**	**+38.0%**
Risk-related costs	(300)	(288)	+4.2%
Equity affiliates	250	150	+66.7%
Net income on other assets	22	9	X2.4
Integration-related costs		(49)	n.m.
Tax	(935)	(638)	+46.5%
Net income	**2,039**	**1,359**	**+50.0%**
Net income - Group share	**1,949**	**1,301**	**+49.8%**

** In 2005, before integration-related costs*

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

* * *

Presentation available on the website www.credit-agricole-sa.fr

RECEIVED
2006 JUN 22 A 11:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

Presentation entitled "2006 first quarter results"

May 2006

Please see attached.

2006 first quarter results

May 2006

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ Disclaimer

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ Applicable standards and comparisons

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.

In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not audited.


CRÉDIT
AGRICOLE S.A.

Contents


CRÉDIT
AGRICOLE S.A.

An exceptional quarter

✓ Extremely strong growth in buoyant markets

✓ Driven by atypical factors:

- Impact of change in legislation on home purchase savings plans (€150m)
- Inclusion of 2005 income from a listed equity affiliate (€70m)

✓ Gross operating income*: €1,502m (+46.7%)

✓ Net income – Group share: €1,385m (+53.0%)

✓ Cost/income ratio*: 62.4% (-5.9 pts)

* In 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

An exceptional quarter

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**3,995**	**3,233**	**+23.6%**
Operating expenses	(2,493)	(2,209)	+12.9%
Gross operating income*	**1,502**	**1,024**	**+46.7%**
Risk-related costs	(127)	(138)	(8.0%)
Equity affiliates	561	388	+44.6%
Net income on other assets	18	5	X 3.6
Integration-related costs		(49)	n.m.
Tax	(471)	(258)	+82.6%
Net income	**1,483**	**972**	**+52.6%**
Net income – Group share	**1,385**	**905**	**+53.0%**
Pre-tax income*	**1,954**	**1,279**	**+52.8%**
Cost/income ratio*	**62.4%**	**68.3%**	**(5.9 pts)**
ROE	**20.1%**		

* In 2005, before integration-related costs

- ✓ Excellent revenue growth with NBI up 17.7% before reversal of provisions for home purchase savings plans
- ✓ Operating costs still well controlled
- ✓ Significant improvement in cost/income ratio
- ✓ Risk-related costs remained very low
- ✓ Attributable net income excluding atypical items up 28.6%
- ✓ Annualised ROE: 20.1%
- ✓ Annualised earnings per share: 3.78€ (up 45,7%)


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Robust earnings growth in all business lines

Contribution of business lines to pre-tax income*

€m

	RB	LCL	SFS	AM, insurance, private banking	CIB	IRB
Q1-05	236	169	183	449	395	128
Q1-06	310	262	200	558	624	131

Proprietary asset management and other activities: Q1-05: €(281) m and Q1-06: €(131) m

2006 comparison of contribution to net income and allocated capital


12.5%

Contribution of business lines to results

9.4%

Allocated capital

* In 2005, before integration-related costs

Regional Banks
High revenue and earning growth

LCL
Acceleration of business momentum and cost control

Specialised financial services
Steady growth driven by international operations

Asset management, insurance and private banking
Exceptional business level fuelled by equity markets

Corporate and investment banking
Excellent quarter, particularly in capital market activities

International retail banking
Further acquisitions which will gradually boost business line's contribution


CRÉDIT
AGRICOLE S.A.

Contents

French retail banking – Regional Banks

Earnings up sharply

Allocated capital	13.9%
Business line net income*	14.9%

- ✓ Aggregate NBI for the Regional Banks adjusted for dividends received from Crédit Agricole S.A. up 13.9%. Excluding impact from home purchase savings plans, 7.8% NBI growth year-over-year on a low basis of comparison in Q1-05.
- ✓ Tightly controlled cost/income ratio
- ✓ Business line's contribution up 22.1% over the quarter, excluding impact from home purchase savings plans, including the Regional Banks' subsidiaries and after transition to IFRS of parent company accounts and consolidation adjustments.

€m	Q1-06	Q1-05	Δ Q1/Q1
Aggregate NBI	3,230	3,085	+4.7%
Adjusted NBI**	3,155	2,769	+13.9%
Operating expenses	(1,689)	(1,633)	+3.4%
Aggregate gross operating income	**1,466**	**1,136**	**+29.0%**
Risk-related costs	(163)	(155)	+5.0%
Operating income	**1,303**	**981**	**+32.8%**
Cost/income ratio	53.5%	59.0%	(5.5 pts)

€m	Q1-06	Q1-05	Δ Q1/Q1
Net income accounted for at equity (25%)	**210**	**151**	**+39.3%**
Change in share of reserves	100	85	+17.7%
Share of income from equity affiliates	310	236	+31.1%
Tax***	(62)	(56)	+10.7%
Net income	**248**	**180**	**+37.4%**

* Before tax and excl. proprietary asset management and other activities
** Aggregate results of Regional Banks accounted for by the equity method adjusted for dividends and comparable received from Crédit Agricole S.A.
*** Tax impact of dividends received from Regional Banks


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Robust business momentum continued

- ✓ Persistently strong growth in customer assets (+6.9%):
  - Sharp rise in securities (mutual funds: +16.0%, equities: +30.0%) and life insurance (+13.9%)
  - Solid growth in passbook accounts (+8.0%) and term accounts and certificates (+12.4%)
  - But net outflow of €2.4bn from home purchase savings plans (- 2.9%) over the year and €4.1bn in Q1-06

- ✓ Further acceleration of growth in customer loans (+10.7%, following rises of 10.2% as of 31/12/05 and 8.7% in Q1-05):
  - Loan production in Q1-06: €15.6bn (up 18.3% on Q1-05):
    - Residential mortgage loans: +22. 7%
    - Consumer loans: +18.0%


Customer assets
€ bn
403.1
430.8
460.5
+6.9%
+6.9%
March 04
March 05
March 06


Customer loans
€ bn
226.9
246.5
273.0
+8.7%
+10.7%
March 04
March 05
March 06


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Solid commercial results

- ✓ New product ranges reflecting the new positioning:
  - Codebis: 677,000 accounts opened
  - Atout vivactions: €78m in customer assets
  - "L'autre Carte": over 130,000 cards sold
- ✓ Fee income up 16.0% compared to Q1-05 considered as a low basis; record growth in commissions on life insurance investments (up 33%) and on securities and mutual funds trading (up 35%)
- ✓ Risk-related costs remained low at 16bp of outstandings compared with 22bp in Q1-05

Progression in fee income from customers

€m

	Q1-04	Q1-05	Q1-06	Δ Q1/Q1
Total	982	1,021	1,184	+16.0%
Services and other banking transactions	146	156	175	+12.0%
Securities	104	108	128	+18.7%
Insurance	358	376	453	+20.6%
Account management and payment instruments	374	381	428	+12.3%


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Gross operating income up sharply

Allocated capital	9.4%
Business line net income*	12.5%

- ✓ An excellent first quarter in 2006:
  - NBI up 4.4% before reversals from provisions on home purchase savings plans (Q1/Q1)
  - very strong business momentum
- ✓ Controlled growth in overhead costs, adjusted for variable compensation owing to strong level of business
- ✓ GOI up 10.8% (Q1/Q1) excluding impact of home purchase savings plans
- ✓ Cost/income ratio improved by 1.6 percentage point compared with Q1-05 (excluding impact of home purchase savings plans)

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**939**	**837**	**+12.2%**
Operating expenses	(641)	(627)	+2.4%
Gross operating income	**298**	**210**	**+41.5%**
Risk-related costs	(36)	(41)	(14.0%)
Pre-tax income	**262**	**169**	**+55.2%**
Tax	(79)	(51)	-
Net income	**183**	**118**	**+55.2%**
Cost/income ratio	68.3%	74.9%	(6.6 pts)
Allocated capital (€bn)	2.5		
ROE	29.4%		

* Before tax and excl. proprietary asset management and other activities


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Excellent business momentum

- ✓ Appreciable growth in customer assets …
  - Sight deposits (+6.4%)
  - Passbook accounts (+20.1%)
  - Life insurance (+31.0% for new inflows)

… driven mainly by persistently strong financial markets, for off-balance sheet customer deposits, and by the network's confirmed strong momentum, for on-balance sheet customer deposits

- ✓ Significant expansion in customer loans:
  - record residential mortgage loan production over the quarter (€3.8bn) as LCL benefited from the healthy market in urban areas
  - persistently solid MLT loan production (+43% for the Small Business customers, +47% for Corporate customers)
  - sharp rebound in consumer loan production (Q1-06 / Q1-05: +9%)

Customer assets


€ bn
113.8
+5.7%
120.3
+7.8%
129.7
March 04
March 05
March 06

Customer loans


€ bn
46.5
+6.2%
49.4
+13.2%
55.9
March 04
March 05
March 06

CRÉDIT AGRICOLE S.A.

NBI growth of 4.4% excluding home purchase savings plan impact

- ✓ Excluding the impact of reversals from provisions for home purchase savings plans, the interest margin moved up 1.1% quarter-on-quarter, in a climate of persistently intense competition.
- ✓ Fee and commission income advanced by 8%, driven mainly by financial investments (life insurance and securities). In the Corporate market, corporate finance business generated a 40% jump in arrangement fees.
- ✓ Risk-related costs remained contained at 35 bp at end-March 2006 (vs. 37 bp a year earlier)



QoQ growth
€m
837
910
939
446
486
517
23
83
97
19
106
99
23
93
107
Q1-05
Q4-05
Q1-06

	Δ Q1/Q1	Δ Q1/Q4
TOTAL	**+12.2%**	**+3.2%**
Net interest margin	+15.8%	+6.5%
Total fee and commission income	**+8.0%**	**(0.6%)**
Services and other banking transactions	+1.9%	+19.9%
Securities management	+12.9%	(12.5%)
Insurance	+9.8%	+8.0%
Account management and payment instruments	+5.7%	(0.5%)



CRÉDIT AGRICOLE S.A.

Specialised financial services

Continued robust growth

- ✓ Operating income growth of nearly 10%, driven by robust expansion in NBI net of risk-related costs (+7.3%)
- ✓ Persistently strong momentum in consumer credit business
- ✓ Factored receivables up 11.2%, at €7.9bn, including €2.7bn generated abroad (mainly in Germany and the UK)

Allocated capital	8.7%
Business line net income*	9.6%

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**645**	**603**	**+7.1%**
Operating expenses	(344)	(324)	+6.4%
Gross operating income**	**301**	**279**	**+7.8%**
Risk-related costs	(102)	(97)	+4.4%
Operating income**	**199**	**182**	**+9.7%**
Equity affiliates	1	1	n.m.
Pre-tax income**	**200**	**183**	**+9.4%**
Tax	(67)	(57)	+16.9%
Net income**	**133**	**126**	**+6.0%**
Cost/income ratio**	**53.4%**	**53.7%**	**(0.3 pt)**
Allocated capital (€bn)	**2.3**		
ROE	**23.0%**		

* Before tax and excl. proprietary asset management and other activities
** In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

✓ Persistently strong business:
- Production of €6bn, up 16.3% on Q1-05, with growth of 9.8% in France and 26.4% abroad
- Loans outstanding 16% higher, with very brisk business in Italy with Agos (+43%)

✓ Sofinco is a leader in online consumer credit (37% of loan applications submitted online).

Growth in managed loan book

€bn

	March 04	March 05	March 06
Total	28.4	32.7	38.0
LCL partnership	2.2	2.6	3.1
Regional Banks partnership	4.1	4.8	5.3

	Δ March/March
Total	**+16.1%**
Regional Banks partnership	+21.5%
LCL partnership	+10.3%
Third party and JV	+41.7%*
Proprietary outstandings	+13.8%

Geographic breakdown of loans outstanding

€bn

	March 04*	March 05*	March 06
Total	28.4	32.7	38.0
International	7.8	9.9	13.7

	Δ March/March
International	+37.8%
France	+6.6%

* Loans outstandings on a like-for-like basis and after identification of "third party" activities abroad.


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

An excellent quarter

Allocated capital	25.2%
Business line net income*	26.8%

✓ Exceptionally high inflows during the first quarter:

- New inflows:
  - €22.7bn in asset management
  - €2.5bn in private banking
  - €7.9bn in life insurance
- Assets managed (excluding double counting): €593bn (up 37.7% over one year)

✓ Sharp rise in business line's contribution:

- GOI**: +24.7%
- Net income: +30.1%

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**979**	**777**	**+25.9%**
Operating expenses	(431)	(338)	+27.4%
Gross operating income**	**548**	**439**	**+24.7%**
Risk-related costs	1	-	n.m.
Equity affiliates	9	10	(9.4%)
Pre-tax income**	**558**	**449**	**+24.4%**
Tax	(181)	(159)	+13.9%
Net income **	**377**	**290**	**+30.1%**
Cost/income ratio**	44.0%	43.5%	[illegible]
Allocated capital (€bn)	[illegible]		
ROE	[illegible]		

* Before tax and excl. proprietary asset management and other activities
** In 2005, before integration-related costs



Asset management, insurance and private banking

Asset management

✓ Exceptionally high new inflows (€22.7bn) over the quarter driven by:
- The success of specialised funds (particularly VaR line) with institutional investors
- Transfers of home purchase savings plans

✓ Assets under management up 40% over one year (up 23.6% on a like-for-like basis):
- Growing share of alternative management (12% of portfolio in Q1-06 against 7% a year earlier)



Assets under management
€bn
368.7
336.2
32.5
March 05*
491.2
382.6
108.6
Dec 05*
Inflows
+ 22.7
Market
+ 2.6
516.5
114.9
March 06
Δ Q1/Q1
AUM +23.6%*
France +19.5%
International +66.8%
Breakdown of AUM
16.8%
47.6%
7.2%
12.4%
March 05
14.9%
43.1%
10.3%
17.3%
March 06
Money markets
Bonds
Equities
Diversified
Structured, alternative and other

* On a like-for-like basis and on comparable methods



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking

✓ High level of business in a favourable market climate:

- Sharp rise in assets under management
- High level of net new inflows in Q1-06, both abroad after completion of mergers (primarily in Switzerland) and in France with BGPI



Assets under management
€bn
69.9
26.9
43.0
79.5
50.7
Inflows
+ 2.5
Market
+ 1.6
83.6
53.1
March 05
Dec 05
March 06

	Δ* March/March
AUM	**+16.7%**
France	+13.5%
International	+18.7%

* On a like-for-like basis



CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ Surge in premium income to €7.9bn in Q1-06 (+50.8%), fuelled mainly by transfers of home purchase savings plans
- ✓ New inflows for unit-linked contracts up sharply (+98%), to 17.1% of total savings inflows against 13.4% in Q1-05, particularly for Predissime 9 (more than €1bn in Q1-06)
- ✓ AUM up 13.3%
- ✓ Many awards won, including commendations for eight provident schemes from *Dossiers de l'Epargne*, six awards from *Le Revenu* magazine, three 'life insurance' prizes for PERP personal pension plans from *Journal des Finances*



Assets under management*
€bn
133.6
15.7
117.9
151.4
20.5
130.9
Q1-05
Q1-06
Δ Q1/Q1
AUM +13.3%
Unit-linked +30.8%
€ +11.0%
Breakdown of investment
(excl. Unit-linked)
1.5%
4.6%
11.6%
2.1%
3.9%
15.4%
Book value at Q1-05
Book value at Q1-06
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions -On a like-for-like basis (Incl. Predica Europe)



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Non-life insurance

- ✓ Strong first quarter with over 250,000 policies written and a 21.7% rise in premium income to €535m
- ✓ Constant adjustment of products and distribution networks (roll-out of range through LCL, new auto range, enhanced healthcare offering, etc.)
- ✓ Claims ratios still highly satisfactory



Premium income
€m
361.7
24.2
104.3
68.2
127.9
439.8
52.3
115.0
72.9
148.5
535.3
84.0
124.2
78.8
181.2
Q1-04
Q1-05
Q1-06
Δ Q1/Q1
Premium income +21.7%
Farmers and small businesses +60.6%
Car +8.1%
Comprehensive household +8.1%
Personal accident, health, +31.3%
Legal protection and other +22.0%
O/w Finaref +14.5%



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Net income €479m, up 59% on Q1-05

Allocated capital	32.8%
Business line net income*	29.9%

- ✓ An excellent quarter, reflecting Calyon's ability fully to draw benefits from the dense coverage of its worldwide network and the continued reinforcement of its customer base, as well as from healthy international market conditions
- ✓ Solid footing of Calyon's positions in many segments and products
- ✓ GOI** up 62% on Q1-05 and up 31% on Q4-05
- ✓ ROE of 22.1%, a rise of 5.1 percentage points on 2005

€m	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1***
Net banking income	**1,394**	**1,033**	**+35.0%**	**+30.8%**
Operating expenses	(820)	(678)	+21.0%	+18.2%
Gross operating income**	**574**	**355**	**+61.8%**	**+54.8%**
Risk-related costs	-	14	n.m.	
Equity affiliates	50	22	X2.3	
Net income on other assets	-	4	n.m.	
Pre-tax income**	**624**	**395**	**+58.2%**	
Tax	(145)	(94)	+54.7%	
Net income**	**479**	**301**	**+59.2%**	
Cost/income ratio	58.8%	65.6%	(6.8 pts)	
ROE	22.1%			

* Before tax and excl. proprietary asset management and other activities
** In 2005, before integration-related costs
*** On a like-for-like basis and at constant exchange rate

CRÉDIT AGRICOLE S.A.

Corporate and investment banking



Trends in revenues
(€m)
1,033
1,394
+35%
+14%
+49%
423
484
610
910
Financing activities
Capital markets and investment banking
Q1-05
Q1-06

- ✓ Record level of quarterly revenues reported in Q1-06: NBI up 35% on Q1-05 and up 16% on Q4-05,
- ✓ Continued robust expansion of worldwide customer base (institutional corporate clients) and development of cross selling, primarily due to expansion of product range offered in each marketplace



Trends in cost/income ratio*
65.6%
- 2.1pts
63.5%
- 4.7pts
58.8%
Q1-05
Q4-05
Q1-06

- ✓ Revenue growth achieved while maintaining tight controls over management, resulting in a 6.8 percentage point drop in the cost/income ratio* over one year
- ✓ Cost/income ratio now below 60%, placing Calyon among the most efficient corporate and investment banks in Europe

* In 2005, before integration-related costs



CRÉDIT AGRICOLE S.A.

Financing activities: earnings contribution up 29% to €255m



Trends in revenues
(€m)
+14%
423
484
260
280
Structured finance
Q1-05
Q1-06



Trends in cost/income ratio*
47.7%
- 4.5%
43.2%
Q1-05
Q1-06

- ✓ Business healthy overall, with NBI growth of 14% despite persistently high liquidity in the markets, which places a drag on margins
- ✓ In structured finance, most impetus is from acquisition finance, property and telecoms, with revenues for these segments up on both Q1-05 and Q4-05
- ✓ In international commercial banking, growth fed by the strengthening of Calyon's positions in its main markets
- ✓ Cost/income ratio dropped by 4.5 percentage points vs. Q1-05* to 43.2%.
- ✓ Risk-related costs remained at zero over the quarter

* In 2005, before integration-related costs



CRÉDIT
AGRICOLE S.A.

Capital markets and investment banking: continued strong growth in revenues (up 49% on Q1-05, up 28% on Q4-05)

Trends in cost/income ratio*



78.1%
-10.9 pts
67.1%
Q1-05
Q1-06

Quarterly trends in revenues

(€M)

	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06
Total	610	618	643	712	910
Brokers and advisory	203	219	255	294	333

■ Brokers and advisory □ Capital markets

Trend in VaR (1 day–99%)



31/03/2005
30/06/2005
30/09/2005
31/12/2005
31/03/2006

* In 2005, before integration-related costs

✓ Operating performance improved dramatically, confirming the strength of Calyon's systems and that it now has a solid footing in all of its markets

✓ Between Q1-05 and Q1-06:

- GOI was multiplied by 2.2 to €299m
- the cost/income ratio dropped by 10.9 percentage points to 67.1%.
- the risk profile remained contained

✓ **Capital Markets:**

- Continued increase in market share, with the share of customer revenues remaining over 50%
- Solid performance in trading in a favourable climate
- Revenues up in nearly all product lines, with pronounced increases in interest rate derivatives, securitisations and structured credits

✓ **Brokers and Advisory:**

- An exceptional performance from each of the three brokerage firms (CLSA, CA Cheuvreux and Calyon Financial), with GOI multiplied by 2.3 to 2.7 compared with Q1-05 in a healthy market environment

✓ **Investment Banking:**

- NBI up 69% on Q1-05, owing primarily to internationalisation of operations



CRÉDIT
AGRICOLE S.A.

International retail banking

Solid contribution from equity affiliates

Allocated capital	10.0%
Business line net income*	6.3%

✓ A handsome contribution from equity affiliates with:

- Intesa's equity-accounted earnings contribution up 20% to nearly €125m
- Harmonisation of methods to cover BES' liabilities for retirement benefits with those of the Group

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**92**	**63**	**+46.3%**
Operating expenses	(77)	(53)	+47.4%
Gross operating income	**15**	**10**	**+40.6%**
Risk-related costs	(4)	(2)	n.m.
Equity affiliates	120	123	(2.3%)
Net income on other assets	-	(3)	n.m.
Pre-tax income	**131**	**128**	**+1.9%**
Tax	(3)	(1)	n.m.
Net income	**128**	**127**	**+0.9%**
Cost/income ratio	83.9%	83.2%	+0.7pt
Allocated capital (€bn)	2.6		
ROE	19.8%		

* Before tax and excl. proprietary asset management and other activities


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- ✓ Private Equity: NBI of €37.8m in Q1-06 (vs. €17.2m in Q1-05)
- ✓ Income from equity affiliates mainly reflect the 2005 income of our investment in the listed company Eurazeo

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**(54)**	**(80)**	**(32.0%)**
Operating expenses	(179)	(190)	(5.8%)
Gross operating income*	**(233)**	**(270)**	**(13.6%)**
Risk-related costs	13	(11)	n.m.
Equity affiliates	71	(4)	n.m.
Net income on other assets	18	4	n.m.
Pre-tax income*	**(131)**	**(281)**	**(53.3%)**
Tax	66	143	(53.9%)
Net income*	(65)	(138)	(52.7%)

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Contents

Crédit Agricole S.A.: a sound balance sheet

✓ Solvency ratio of the Group kept at a high level


Capital
(Shareholders' equity and subordinated debt)
€bn
54.9
21.2
30.7
Dec 05
57.5
21.9
32.6
March 06
Δ March/Dec
Subordinated debt and similar* +2.9%
Preferred shares +1.3%
Shareholders' equity Group share +6.1%
Total +4.7%
Risk-weighted assets and Cooke ratio
€225.5bn
€248.5bn
€265.7bn
8.2%
8.5%
8.7%
March 05
Dec 05
March 06
International solvency ratio
O/w Tier 1

* O/w €1.9 billion deeply subordinated notes


CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole Group highlights

Consolidated income statement

€m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**7,316**	**6,146**	**+19.0%**
Operating expenses	(4,314)	(3,971)	+8.6%
Gross operating income*	**3,002**	**2,175**	**+38.0%**
Risk-related costs	(300)	(288)	+4.2%
Equity affiliates	250	150	+66.7%
Net income on other assets	22	9	X2.4
Integration-related costs		(49)	n.m.
Tax	(935)	(638)	+46.5%
Net income	**2,039**	**1,359**	**+50.0%**
Net income - Group share	**1,949**	**1,301**	**+49.8%**

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 05	March 06
Equity group share	51.2	53.6
Preferred shares	3.0	3.0
Subordinated debt	20.1	20.8
Total risk-weighted assets	480.5	505.7
International Solvency Ratio	**10.1%**	**10.4%**
Tier 1 ratio	**7.9%**	**8.0%**


CRÉDIT
AGRICOLE S.A.

CRÉDIT
AGRICOLE S.A.

2006 first quarter results

Appendices


CRÉDIT
AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06	Q1-05	Q1-06
Net banking income	-	-	**837**	**939**	**603**	**645**	**777**	**979**	**1,033**	**1,394**	**63**	**92**	**(80)**	**(54)**	**3,233**	**3,995**
Operating expenses	-	-	(627)	(641)	(324)	(344)	(338)	(431)	(678)	(820)	(53)	(77)	(190)	(179)	(2,209)	(2,493)
Gross operating income*	-	-	**210**	**298**	**279**	**301**	**439**	**548**	**355**	**574**	**10**	**15**	**(270)**	**(233)**	**1,024**	**1,502**
Risk-related costs	-	-	(41)	(36)	(97)	(102)	-	1	14	-	(2)	(4)	(11)	13	(138)	(127)
Equity affiliates	236	310	-	-	1	1	10	9	22	50	123	120	(4)	71	388	561
Net income on other assets	-	-	-	-	-	-	-	-	4	-	(3)	-	4	18	5	18
Integration-related costs	-		-		(2)		(12)		(20)		-		(15)		(49)	
Pre-tax income	**236**	**310**	**169**	**262**	**181**	**200**	**437**	**558**	**375**	**624**	**128**	**131**	**(296)**	**(131)**	**1,230**	**1,954**
Tax**	(56)	(62)	(51)	(79)	(57)	(67)	(155)	(181)	(87)	(145)	(1)	(3)	148	66	(258)	(471)
Net income	**180**	**248**	**118**	**183**	**124**	**133**	**282**	**377**	**288**	**479**	**127**	**128**	**(148)**	**(65)**	**972**	**1,483**
Minority interests	-	-	(1)	(7)	(6)	(6)	(3)	(6)	2	(17)	(7)	(7)	(51)	(54)	(67)	(98)
Net income - Group share	**180**	**248**	**117**	**176**	**118**	**127**	**279**	**371**	**290**	**462**	**120**	**121**	**(199)**	**(119)**	**905**	**1,385**

* In 2005, before integration-related costs

** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks									French retail banking – LCL								
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	-	-	-	-	-	-	-	-	-	**827**	**868**	**834**	**867**	**837**	**900**	**854**	**910**	**939**
Operating expenses	-	-	-	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)	(641)
Gross operating income	-	-	-	-	-	-	-	-	-	**197**	**258**	**226**	**238**	**210**	**287**	**242**	**275**	**298**
Risk-related costs	-	-	-	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)	(36)
Equity affiliates	219	156	184	174	236	208	209	200	310	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**200**	**310**	**154**	**222**	**192**	**182**	**169**	**256**	**224**	**215**	**262**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(62)	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)	(79)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**107**	**154**	**137**	**118**	**118**	**179**	**157**	**150**	**183**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Specialised financial services								
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**669**	**645**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(344)
Gross operating income**	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**327**	**301**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(119)	(102)
Equity affiliates	-	(3)	(1)	1	1	-	1	2	1
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4)	
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**206**	**200**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(67)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**140**	**133**

€m	Asset management, insurance and private banking								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**682**	**701**	**671**	**694**	**777**	**751**	**817**	**988**	**979**
Operating expenses	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)	(431)
Gross operating income**	**361**	**361**	**318**	**353**	**439**	**401**	**474**	**553**	**548**
Risk-related costs	(1)	(10)	7	(4)	-	4	4	11	1
Equity affiliates	2	2	-	10	10	4	8	7	9
Net income on other assets	-	-	-	(9)	-	(1)	-	(4)	-
Integration-related costs	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)	
Pre-tax income	**356**	**337**	**310**	**333**	**437**	**389**	**488**	**563**	**558**
Tax	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)	(181)
Net income	**240**	**224**	**208**	**251**	**282**	**282**	**313**	**365**	**377**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Corporate and investment banking								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**	**1,197**	**1 394**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)	(820)
Gross operating income**	**285**	**279**	**235**	**264**	**355**	**435**	**416**	**437**	**574**
Risk-related costs	(39)	46	14	22	14	10	(8)	(19)	-
Equity affiliates	17	19	22	16	22	30	34	34	50
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)	-
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)	(19)	
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**	**430**	**624**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)	(145)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**	**333**	**479**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Financing activities									Investment banking								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**485**	**484**	**565**	**500**	**428**	**563**	**610**	**618**	**643**	**712**	**910**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(209)	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)	(611)
Gross operating income**	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**283**	**275**	**114**	**49**	**34**	**90**	**134**	**143**	**154**	**154**	**299**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	-	(2)	(6)	19	(14)	1	(5)	-	(1)	-
Equity affiliates	17	19	21	17	22	30	33	35	49	-	-	1	(1)	-	-	1	(1)	1
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	-	(3)	1	(2)	4	(2)	14	4	-
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(5)		(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)	
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**288**	**324**	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**	**142**	**300**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(70)	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)	(75)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**229**	**254**	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**	**104**	**225**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	International retail banking									Proprietary asset management and other activities								
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**90**	**92**	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**	**(171)**	**(54)**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(77)	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)	(179)
Gross operating income**	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**19**	**15**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**	**(403)**	**(233)**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(4)	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2	13
Equity affiliates	85	86	73	103	123	107	114	108	120	6	(9)	6	2	(4)	1	35	-	71
Net income on other assets	-	-	-	(3)	(3)	3	-	-	-	(1)	-	81	(34)	4	13	90	3	18
Integration-related costs	-	-	-	-	-	-	-	-		(27)	(33)	(69)	(145)	(15)	(40)	(9)	(20)	
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**107**	**131**	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**	**(418)**	**(131)**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	(3)	159	(15)	51	221	148	86	201	225	66
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**101**	**128**	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**	**(193)**	**(65)**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Group								
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)	(2,474)	(2,493)
Gross operating income*	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)	(127)
Equity affiliates	329	251	284	305	388	350	402	350	561
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)	18
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)	
Pre-tax income	**889**	**1, 190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**	**1,954**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)	(471)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**	**1,483**

* In 2004 and 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

International solvency ratio

€ bn	Dec 05	March 06
Credit risks	224.7	237.1
Market risks	23.8	28.6
Total risk-weighted assets	**248.5**	**265.7**
Tier 1	20.7	22.1
Tier 2	16.5	17.4
Tier 3	0.7	0.8
Deductions	16.8	17.2
Total net regulatory capital	**21.1**	**23.1**
Tier 1 solvency ratio	**8.2%**	**8.3%**
Total solvency ratio	**8.5%**	**8.7%**


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	March 2005	Dec 2005	March 2006	%
SAS Rue la Boétie	812,394,524	819,541, 855	819,541,855	54.73%
Treasury shares*	27,601,803	26,312,207	25,016,502	1.67%
Employees (FCPE, PEE)	65,874,126	87,223,339	86,041,202	5.75%
Float	567,651,984	564,244,900	566,722,742	37.85%
Total shares in issue	**1 473 522 437**	**1 497 322 301**	**1,497,322,301**	**100%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,445,918,584	1,450,806,810	1,466,831,116	
Net income - Group share	€905m	€3,891m	€1,385m	
Net income per share**	**€2.505**	**€2.786**	**€3.777**	
Net income per share	€2.592	€2.682	€3.777	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

** In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€bn	Dec. 04	(%)	Dec 05	(%)	March 06	(%)
French retail banking	**5.5**	**24.4%**	**6.0**	**23.6%**	**6.2**	**23.3%**
- Regional Banks	*3.3*		*3.6*		*3.7*	
-LCL	*2.2*		*2.4*		*2.5*	
Specialised financial services	**2.1**	**9.4%**	**2.3**	**9.1%**	**2.3**	**8.7%**
Asset management, insurance and private banking	**5.6**	**24.8%**	**6.3**	**25.0%**	**6.5**	**25.2%**
Corporate and investment banking	**6.9**	**30.6%**	**8.2**	**32.1%**	**8.7**	**32.8%**
Of which Capital markets and investment banking	*2.3*		*2.5*		*2.7*	
Of which Financing activities	*4.6*		*5.7*		*6.0*	
International retail banking	**2.4**	**10.8%**	**2.6**	**10.2%**	**2.6**	**10.0%**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from business lines

	Allocated capital			ROE Q1-06
	Q1-06		Q1-05 (%)	
	€bn	%		
French retail banking – Regional Banks	3.7	13.9	14.4	25.5%
French retail banking – LCL	2.5	9.4	10.0	29.4%
Specialised financial services	2.3	8.7	8.9	23.0%
Asset management, insurance and private banking	6.7	25.2	25.3	22.6%
Corporate and investment banking	8.7	32.8	31.3	22.1%
International retail banking	2.6	10.0	10.1	19.8%
Total business lines	**26.3**	**100.0**	**100.0**	**23.3%**

Group	**20.1%**


CRÉDIT
AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 05	March 06
French retail banking	**97.9**	**100.7**
- Regional Banks (25%)	57.1	59.2
- LCL	40.8	41.5
Specialised financial services	**38.2**	**37.9**
Asset management, insurance and private banking	**15.3**	**16.1**
Corporate and investment banking	**132.0**	**140.9**
International retail banking	**3.2**	**3.4**


CRÉDIT
AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding

Crédit Agricole S.A.*			
€ m	March 05	Dec 05	March 06
Gross customer and interbank loans outstanding	234,625	261,422	275,714
Bad and doubtful loans	8,575	8,233	7,790
Loan loss reserves**	7,505	7,155	6,879
Doubtful loan ratio	3.7%	3.1%	2.8%
Ratio of reserves to doubtful loans**	87.5%	86.9%	88.3%
Ratio of reserves (excl. collective reserves) to doubtful loans	70.0%	67.7%	67.7%

Regional Banks (aggregate data from unconsolidated accounts)			
€ m	March 05***	Dec 05***	March 06***
Customer loans	246,553	267,637	272,995
Bad and doubtful loans	8,428	7,928	8,080
Loan loss reserves	5,879	5,884	5,884
Doubtful loan ratio	3.4%	3.0%	3.0%
Ratio of reserves to doubtful loans	69.8%	74.2%	72.8%

* Principal only
** Including collective reserves
*** French GAAP


CRÉDIT
AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 31 March 2006: €19m for Crédit Agricole S.A. Group, of which €16m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 31 December 2005 to 31 March 2006				31 December 2005
	Minimum	Maximum	Average	31 March 06	
Treasury	4	5	4	5	4
FX and commodities	5	8	7	7	5
Interest-rate derivatives	8	14	11	8	10
Credit and liquid bonds	7	9	8	7	8
Structured credits	4	6	5	6	4
Equities	5	9	7	5	9
Total VaR for Crédit Agricole S.A. Group	**19**	**30**	**24**	**19**	**24**


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

€ bn

Customer assets

	March 05	March 06
Total	430.8	460.5
Securities	50.1	54.3
Mutual funds and REITs	47.8	55.4
Life insurance	102.5	116.7
Time deposits, Popular savings plans (incl. savings bonds)	31.5	30.2
Home purchase savings schemes	84.4	82.0
Passbook accounts	53.8	58.1
Sight deposits	60.7	63.8

	Δ March/March
Total	+6.9%
Securities	+8.3%
Mutual funds and REITs	+16.0%
Life insurance	+13.9%
Time deposits, Popular savings plans (incl. savings bonds)	(4.0%)
Home purchase savings schemes	(2.9%)
Passbook accounts	+8.0%
Sight deposits	+5.3%


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks


Loans outstanding
€bn
246.5
23.7
14.4
60.1
28.3
120.0
273.0
26.2
15.1
64.0
29.6
138.1
March 05
March 06

	Δ March March
Total	+10.7%
Local authorities	+10.2%
Consumer credit	+5.6%
SMEs and small businesses	+6.4%
Farming loans	+4.5%
Home finance	+15.1%


CRÉDIT
AGRICOLE S.A.

French retail banking – LCL

Customer assets

€bn

	March 05	Dec 05	March 06
Total	120.3	126.9	129.7
Securities	9.5	9.9	10.7
Mutual funds	27.3	28.9	29.6
Life insurance	30.5	32.8	33.8
Time deposits, Popular savings plans	5.9	5.9	5.7
Home purchase savings scheme	14.5	13.6	13.3
Passbook accounts	13.1	14.4	15.8
	[illegible]	21.4	[illegible]

	Δ March/March
Total	+7.8%
Securities	+13.0%
Mutual funds	+8.4%
Life insurance	+11.0%
Time deposits, Popular savings plans	(3.0%)
Home purchase savings scheme	(8.1%)
Passbook accounts	+20.1%

French retail banking – LCL

€bn

Loans outstanding

	March 05	Dec 05	March 06
Total	49.4	53.8	55.9
	16.8	17.2	17.7
	6.3	6.7	6.6

Δ March/March

Total	+13.2%
SMEs and small businesses	+5.4%
Consumer loans	+4.3%


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	Q1-06	Q1-05	Δ Q1/ Q1
Net banking income	**536**	**489**	**+9.6%**
Operating expenses	(263)	(246)	+7.1%
Gross operating income*	**273**	**243**	**+12.1%**
Risk-related costs	(96)	(89)	+8.0%
Equity affiliates	1	2	n.m.
Integration-related costs	[illegible]	-	-
Pre-tax income	**178**	**156**	**+13.9%**
Tax	(60)	(49)	+21.7%
Net income	118	107	+10.4%

* In 2005, before integration-related costs

Specialised financial services

Lease finance highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**61**	**67**	**(8.9%)**
Operating expenses	(44)	(42)	+5.0%
Gross operating income*	**17**	**25**	**(32.1%)**
Risk-related costs	(5)	(9)	(37.5%)
Net income on other assets		(2)	n.m.
Pre-tax income	**12**	**14**	**(20.0%)**
Tax	(4)	(3)	+8.6%
Net income	8	11	(29.1%)

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Factoring highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**48**	**46**	**+3.7%**
Operating expenses	(34)	(31)	+10.0%
Gross operating income*	**14**	**15**	**(9.1%)**
Risk-related costs	-	1	n.m.
Integration-related costs		(1)	n.m.
Pre-tax income	**14**	**15**	**(7.8%)**
Tax	(5)	(6)	(23.0%)
Net income	9	9	+2.2%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)



€bn
572.2
69.9
368.7
430.8
715.0
79.5
491.2
562.7
751.5
83.6
516.5
593.1
Q1-05
Dec 05
Q1-06

CAC 40: 4,068 4,715 5,221

Total AUM: +37.7% +23.6%*		
Private banking	Life insurance	Asset managt
+19.7%	+13.9%	+40.1%
+16.7%*	+13.3%*	+23.6%*

* On a like-for-like basis and on comparable methods



CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**432**	**320**	**+34.8%**
Operating expenses	(222)	(175)	+26.7%
Gross operating income*	**210**	**145**	**+44.6%**
Equity affiliates	-	1	n.m.
Integration-related costs		(5)	n.m.
Pre-tax income	**210**	**140**	**+49.7%**
Tax	(72)	(54)	+34.0%
Net income	138	86	+59.4%

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**392**	**332**	**+18.0%**
Operating expenses	(107)*	(66)	+62.0%*
Gross operating income**	**285**	**266**	**+7.1%**
Risk-related costs	-	(1)	n.m.
Equity affiliates	7	7	n.m.
Integration-related costs		(4)	n.m.
Pre-tax income	**292**	**268**	**+8.8%**
Tax	(95)	(93)	+1.5%
Net income	197	175	+12.7%

* Excluding non-recurring items, operating costs rose by 12.1%
** In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q1-06	Q1-05	Δ Q1/Q1
Net banking income	**155**	**125**	**+23.8%**
Operating expenses	(101)	(96)	+5.0%
Gross operating income*	**54**	**29**	**+86.5%**
Risk-related costs	2	1	n.m.
Equity affiliates	1	1	n.m.
Integration-related costs		(2)	n.m.
Pre-tax income	**57**	**29**	**+94.8%**
Tax	(15)	(8)	+80.5%
Net income	42	21	X2

* In 2005, before integration-related costs


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Results of financing activities

€ m	Q1-06	Q1-05	Δ Q1/Q1	Δ Q1/Q1**
Net banking income	**484**	**423**	**+14.4%**	**+11.0%**
Operating expenses	(209)	(202)	+3.5%	+1.0%
Gross operating income*	**275**	**221**	**+24.4%**	**+20.2%**
Risk-related costs	-	13	n.m.	
Equity affiliates	49	22	X2.2	
Pre-tax income*	**324**	**256**	**+26.6%**	
Tax	(70)	(58)	+20.3%	
Net income*	**254**	**198**	**+28.4%**	
Cost/income ratio	43.2%	47.7%	(4.5pts)	
ROE	16.9%			

* In 2005, before integration-related costs
** On a like-for-like basis and at constant exchange rate


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q1-06	Q1-05	Δ Q1-Q1	Δ Q1-Q1**
Net banking income	**910**	**610**	**+49.2%**	**+44.6%**
Operating expenses	(611)	(476)	+28.4%	+25.5%
Gross operating income*	**299**	**134**	**X2.2**	**X2.1**
Risk-related costs	-	1	n.m.	
Equity affiliates	1	-	n.m.	
Net income on other assets	-	4	n.m.	
Pre-tax income*	**300**	**139**	**X2.2**	
Tax	(75)	(36)	X2.1	
Net income*	**225**	**103**	**X2.2**	
Cost/income ratio*	67.1%	78.1%	(11.0pts)	
ROE	34.0%			

* In 2005, before integration-related costs
** On a like-for-like basis and at constant exchange rate


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	Q1-06	Q1-05
Cost of financing	(297)	(298)
Financial management	111	113
Other business	77	41
Work-out activities	55	64
Net banking income	**(54)**	**(80)**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2005 and 31 March 2006

€bn

Assets	31/12/05	31/03/06
Cash, central banks, French postal system	6.7	4.2
Financial assets at fair value through profit or loss	344.5	377.7
Financial assets available for sale	144.3	150.4
Loans and advances to banks and customers	446.5	467.1
Financial assets held to maturity	19.8	20.3
Accrued income and sundry assets	63.8	68.2
Fixed assets	21.7	22.4
Goodwill	14.1	14.3
	1,061.4	**1,124.6**

€bn

Liabilities	31/12/05	31/03/06
Central banks, French postal system	0.5	0.1
Financial liabilities at fair value through profit or loss	249.0	269.8
Due to banks and customers	432.9	437.3
Debt securities in issue	98.1	123.7
Accruals and sundry liabilities	58.0	62.1
Insurance contract's technical reserves	162.5	169.0
Contingency reserves and subordinated debt	25.5	25.9
Shareholders' equity	30.7	32.6
Minority interests	4.2	4.1
	1,061.4	**1,124.6**


CRÉDIT
AGRICOLE S.A.

CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

May 5, 2006

Please see attached English language translation.

Exhibit 4.3A

English translation from French

Crédit Agricole S.A. AMF Notice published May 5, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 04/26/2006 AND 05/03/2006

date of transaction	number of shares	weighted average price	amount
sale on 04/26/2006	17,702	32.25	570,889.50
sale on 05/03/2006	1,288	32.89	42,362.32
	18,990	**32.29**	**613,251.82**

Exhibit 4.3B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

May 12, 2006

Please see attached English language translation.

Exhibit 4.3B

English translation from French

Crédit Agricole S.A. AMF Notice published May 12, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 05/09/2006 AND 05/10/2006

date of transaction	number of shares	weighted average price	amount
sale on 05/09/2006	2,601	33.16	86,249.16
sale on 05/10/2006	29,728	33.68	1,001,239.04
	32,329	**33.64**	**1,087,488.20**